Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Issued and Outstanding Shares of Common Stock

of

Higher One Holdings, Inc.

at

$5.15 Net Per Share

by

Winchester Acquisition Corp.

a wholly-owned subsidiary of

Winchester Acquisition Holdings Corp.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON AUGUST 4, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Winchester Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), is offering to purchase all shares of common stock of Higher One Holdings, Inc., a Delaware corporation (“Higher One”), par value $0.001 per share (each a “Share”), that are issued and outstanding, at a price of $5.15 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Parent is an affiliate of Blackboard Inc. Each of Purchaser, Parent and Blackboard Inc. is owned by Blackboard Super Holdco, Inc. and is ultimately controlled by equity funds managed by Providence Managing Member L.L.C. (“Providence Equity”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2016, by and among Purchaser, Higher One and Parent (as it may be amended from time to time, the “Merger Agreement”), under which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Higher One (the “Merger”) and Higher One will be the surviving corporation (the “Surviving Corporation”) of the Merger and become a wholly-owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by Parent, Purchaser, Higher One or any of their respective wholly-owned subsidiaries, which will be cancelled and cease to exist without any payment being made with respect to such Share, or (ii) owned by Higher One stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Higher One board of directors (the “Higher One Board”) duly and unanimously adopted resolutions (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Higher One stockholders other than Parent and its subsidiaries, (ii) approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) determining to recommend that Higher One stockholders other than Parent and its subsidiaries accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,”

“fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and (v) authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as defined in this Offer to Purchase), (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder, (iii) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement and (iv) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (ix). You should read this entire document carefully before deciding whether to tender your Shares.

July 7, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Time (as defined herein) or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the Expiration Time, you may tender your Shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

*    *    *

Questions and requests for assistance may be directed to the Information Agent at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, New York 10005

Banks and Brokers Call: (212) 269-5550

And Others Call Toll Free: (800) 884-5101

Email: higherone@dfking.com

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser (each as defined below) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All shares of common stock of Higher One Holdings, Inc. (“Higher One”), par value $0.001 per share (each, a “Share”), that are issued and outstanding.

Price Offered Per Share	$5.15 net to the seller in cash, without interest thereon and subject to any required withholding taxes (the “Offer Price”).

Scheduled Expiration of the Offer	9:00 A.M., New York City time, on August 4, 2016, unless the Offer (as defined below) is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Winchester Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Winchester Acquisition Holdings Corp. Winchester Acquisition Holdings Corp. is an affiliate of Blackboard Inc. Each of Purchaser, Parent and Blackboard Inc. is owned by Blackboard Super Holdco, Inc. and is ultimately controlled by equity funds managed by Providence Managing Member L.L.C. (“Providence Equity”).

Merger	As soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement (as defined below) or effect the Merger (as defined below) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Higher One (the “Merger”) and Higher One will be the surviving corporation (the “Surviving Corporation”) of the Merger and become a wholly-owned subsidiary of Parent.

Who is offering to purchase my Shares?

Purchaser, a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), is offering to purchase all issued and outstanding Shares. Each of Purchaser, Parent and Blackboard Inc. is owned by Blackboard Super Holdco, Inc. and is ultimately controlled by equity funds managed by Providence Equity. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Higher One with Higher One being the Surviving Corporation. See “Introduction” and Section 9 — “Certain Information Concerning Purchaser, Parent, Blackboard Super Holdco, Inc. and Providence Equity.”

Unless the context otherwise requires, the terms “we,” “us” or “our” refer to Purchaser and, unless the context otherwise requires, we use the term “Offer” to refer to the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, together with any amendments or supplements thereto.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the shares of common stock, par value $0.001 per share, of Higher One that are issued and outstanding on the terms and subject to the conditions set forth in this Offer to Purchase. See “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

The Offer is the first step in our plan to acquire all of the issued and outstanding Shares as provided in the Agreement and Plan of Merger by and among Higher One, Parent and us, dated as of June 29, 2016 (as it may be amended from time to time, the “Merger Agreement”). If the Offer is consummated, pursuant to the Merger Agreement, Parent intends as soon as practicable thereafter, subject to the satisfaction or waiver of certain conditions, to cause us to effect the Merger. Upon consummation of the Merger, Higher One would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $5.15 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What does the Higher One board of directors (the “Higher One Board”) think of the Offer?

The Higher One Board duly and unanimously adopted resolutions (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Higher One stockholders other than Parent and its subsidiaries, (ii) approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) determining to recommend that Higher One stockholders other than Parent and its subsidiaries accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and (v) authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

See “Introduction,” Section 10 — “Background of the Offer; Contacts with Higher One” and Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements — The Merger Agreement”, and Higher One’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently with the Offer.

Is there an agreement governing the Offer?

Yes. Higher One, Purchaser and Parent have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Higher One. If we consummate the Offer and the conditions to the Merger are satisfied or waived, we intend to effect the Merger without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL.

See Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements” and Section 13 — “Conditions to the Offer.”

Is the Offer conditioned on you obtaining financing?

No. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger and to provide funding for the payment in respect of outstanding stock options and restricted stock units is approximately $260 million, plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements from (i) proceeds from an equity investment contemplated pursuant to an equity commitment letter, dated as of June 29, 2016, that Parent had received from Providence Equity in connection with the execution of the Merger Agreement (the “Equity Commitment Letter”), which provides for up to $303 million of equity financing, and (ii) proceeds from the Credit Facilities (as defined below) of up to $100 million (not all of which is expected to be drawn at the closing of the Credit Facilities), which is comprised of a $85 million term loan facility with a term of five years and a $15 million revolving facility with a term of five years.

See Section 12 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	we were organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we have received equity financing and debt financing commitments in respect of funds sufficient to pay the aggregate consideration payable to Higher One’s stockholders and all other amounts payable by Parent and Purchaser in connection with the Offer, the Merger and the other related transactions; and

•	if we consummate the Offer, we are required to acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 9:00 A.M., New York City time, on August 4, 2016, unless the Offer is extended or earlier terminated by Purchaser pursuant to the terms of the Merger Agreement (such time, as it may be so extended, the “Expiration Time”). If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.

The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. Specifically, we have agreed in the Merger Agreement that, subject to our right to terminate the Merger Agreement in accordance with its terms, (i) we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the New York Stock Exchange (“NYSE”) applicable to the Offer (including in order to comply with Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in respect of any change in the Offer Price) or (ii) if, as of any Expiration Time, any Offer Condition (as defined below) is not satisfied and has not been waived, we may extend the Offer, without Higher One’s consent, on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as we, Parent and Higher One may agree), until such time as all Offer Conditions are satisfied or waived. However, we may not extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement without Higher One’s consent. The “End Date” will be October 29, 2016.

In addition, pursuant to the Merger Agreement, if, as of any Expiration Time, any Offer Condition is not satisfied and has not been waived by us, then at Higher One’s request, we are required to extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as we, Parent and Higher One may agree) until such time as all Offer Conditions are satisfied or waived. However, if the Minimum Tender Condition is the sole then-unsatisfied Offer Condition as of any Expiration Time, so long as the Minimum Tender Condition remains as the sole unsatisfied Offer Condition, we will only be required to extend the Expiration Time for additional periods not to exceed an aggregate of 20 business days.

Without Higher One’s prior written consent, we may not extend the Offer, and without our prior written consent, Higher One cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and we will issue a press release announcing the extension not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions (each, an “Offer Condition”):

•	at the Expiration Time, there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares that, together with the number of Shares then-owned by us or Parent or any of our or its subsidiaries, represents a majority of the Shares then-outstanding, but excluding from the denominator any Shares owned by Higher One or any subsidiary of Higher One and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to or on behalf of us (the “Minimum Tender Condition”).

•	at the Expiration Time, any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder, shall have expired or been terminated (the “HSR Condition”).

•	at the Expiration Time:

•	no order issued by a governmental authority, or any applicable law is in effect that would (1) make the Offer or the Merger illegal or (2) otherwise prevent the consummation of the Offer or the Merger (the “No Order Condition”);

v

•	no Company Material Adverse Effect (as defined in Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements — The Merger Agreement”) has occurred following the date of the Merger Agreement (the “No Company Material Adverse Effect Condition”);

•	the representations and warranties made by Higher One in the Merger Agreement are accurate, subject to the materiality and other qualifications set forth in the Merger Agreement as described in more detail in Section 13 — “Conditions to the Offer” (the “Representations Condition”);

•	Higher One has not failed to perform in any material respect any obligation or comply in any material respect with any of its agreements and covenants under the Merger Agreement prior to such time (the “Covenants Condition”); and

•	Higher One has delivered to Parent a certificate signed by a Higher One senior executive officer dated the date on which the Offer expires certifying that the No Company Material Adverse Effect Condition, the Representations Condition and the Covenants Condition have been satisfied.

•	the Merger Agreement has not been terminated in accordance with its terms (the “No Termination Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement or applicable law.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right (but are not obligated), at any time and from time to time, in our sole discretion, to waive any Offer Condition or modify the terms of the Offer, except that, without Higher One’s prior written consent, we cannot (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) modify or waive the Minimum Tender Condition or the No Termination Condition, (d) add to the Offer Conditions or otherwise modify or waive any term of the Offer in a manner adverse to Higher One (prior to the consummation of the Offer) or the holders of Shares, (e) extend the Offer except as required or permitted by certain provisions of the Merger Agreement, (f) change the form of consideration payable in the Offer or (g) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act. In addition, without Higher One’s written consent, we may not extend the Offer, and without our prior written consent, Higher One cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 13 — “Conditions to the Offer.”

How do I tender my Shares?

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

•	you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional NYSE trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3 — “Procedures for Tendering Shares” for more information; or

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by September 1, 2016, you may withdraw them at any time on or after that date until we accept Shares for payment. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Higher One continue as a public company?

No. As soon as practicable following the consummation of the Offer and satisfaction or waiver of the conditions to the Merger and without a stockholder vote to adopt the Merger Agreement or effect the Merger, we expect to complete the Merger in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be a wholly-owned subsidiary of Parent and Shares will no longer be publicly traded.

See Section 7 — “Certain Effects of the Offer and the Merger.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will have the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. If we purchase Shares in the Offer, we are obligated under the Merger Agreement, but subject to the satisfaction or waiver of the conditions therein, to cause the proposed Merger to occur.

See Section 7 — “Certain Effects of the Offer and the Merger.”

Will the Offer be followed by the Merger if all of Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire that number of Shares that, excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to or on behalf of us, equals one Share more than one half of all Shares then-outstanding (excluding Shares owned by Higher One or any subsidiary of Higher One), then, in accordance with the terms of the Merger Agreement, but subject to the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, we will be merged with and into Higher One and Higher One will be the Surviving Corporation in the Merger and become a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied, we are not required (nor are we permitted) to accept Shares for payment in the Offer nor will we effect the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Higher One stockholders (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under (and subject to) the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not properly exercise appraisal rights under Delaware law, have the right to receive the same cash consideration for their Shares, without interest thereon and subject to any required withholding taxes, as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements,” and Section 15 — “Certain Legal Matters.”

What was the market value of my Shares as of a recent date?

The Offer Price represents a premium of approximately 37.3% to the closing price per Share on June 29, 2016 of $3.75, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 90.7% to the closing price per Share on December 15, 2015 of $2.70, the last trading day prior to the public announcement of Higher One’s intention to explore its strategic options.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders who do not tender Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 15 — “Certain Legal Matters.”

What will happen to my options to acquire Shares?

The Offer is being made for all outstanding Shares and not for options to purchase Shares or other equity awards. Options may not be tendered into the Offer. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender such Shares into the Offer.

At the Effective Time, each stock option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will automatically and without any required action on the part of the holder of the stock option, be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to the product of (a) the total number of Shares subject to the stock option multiplied by (b) the excess, if any, of the Merger Consideration over the per-share exercise price of such stock option, subject to any applicable tax withholding. Any stock option that has a per-share exercise price equal to or greater than the Merger Consideration will be cancelled in exchange for no consideration.

See Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted stock units that relate to Shares?

At the Effective Time, each restricted stock unit in respect of Shares (an “RSU”) outstanding immediately prior to the Effective Time will, whether vested or unvested, automatically and without any required action on the part of the holder of the RSU, be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to the Merger Consideration, subject to any applicable tax withholding.

See Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted shares?

At the Effective Time, each restricted share outstanding immediately prior to the Effective Time will, automatically and without any required action on the part of the holder of the restricted share, be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to the Merger Consideration, subject to any applicable tax withholding.

See Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my warrants?

At the Effective Time, each outstanding warrant to purchase shares, whether or not then exercisable, that is outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (i) the total number of shares that are acquirable under such warrant and (ii) the excess, if any, of the Merger Consideration over the exercise price under such warrant, subject to any applicable tax withholding. Any warrant that has a per-share exercise price equal to or greater than the Merger Consideration will be cancelled in exchange for no consideration.

See Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal, state and local income tax purposes and may also be a taxable transaction under applicable non-United States income or other tax laws.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-United States income and other tax laws).

See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call or email if I have questions about the Offer?

You should call D.F. King & Co., Inc., the information agent for the Offer, at (212) 269-5550 (collect) if you are a bank or brokerage firm or otherwise at (800) 884-5101 (toll-free). You may also email D.F. King & Co., Inc. at higherone@dfking.com. See the back cover of this Offer to Purchase.

INTRODUCTION

To All Holders of Shares of Common Stock of Higher One Holdings, Inc.:

Winchester Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), is offering to purchase all shares of common stock of Higher One Holdings, Inc., a Delaware corporation (“Higher One”), par value $0.001 per share (each, a “Share”), that are issued and outstanding, at a price of $5.15 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Parent is an affiliate of Blackboard Inc. Each of Purchaser, Parent and Blackboard Inc. is owned by Blackboard Super Holdco, Inc. and is ultimately controlled by equity funds managed by Providence Managing Member L.L.C. (“Providence Equity”).

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 5 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign an IRS Form W-9, or a Form W-8BEN, Form W-8BEN-E or other Form W-8, as applicable, you may be subject to backup withholding on the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your United States federal income tax liability. See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary”) and D.F. King & Co., Inc. (the “Information Agent”).

Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer and not properly withdrawn at 9:00 A.M., New York City time, on August 4, 2016 (such date, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement (as defined below), the “Expiration Time”), that number of Shares that, together with the number of Shares then-owned by Purchaser, Parent or any of their respective subsidiaries, represents a majority of Shares then-outstanding, but excluding from the denominator Shares owned by Higher One or any subsidiary of Higher One and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to or on behalf of Purchaser (the “Minimum Tender Condition”), (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder (the “HSR Act”), (iii) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement and (iv) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” There is no financing condition to the Offer.

According to Higher One, as of the close of business on July 5, 2016, there were 48,676,224 Shares issued and outstanding and no Shares held by Higher One. On such date, there were no Shares held by Parent or any of its subsidiaries. Accordingly, based on the number of Shares outstanding as of the close of business on July 5, 2016, the Minimum Tender Condition would be satisfied if at least 24,338,113 Shares are validly tendered in the Offer and not properly withdrawn. The number of Shares outstanding as of the Expiration Time could be increased by up to 2,686,047 Shares if some or all of the vested stock options outstanding as of the close of business on July 5, 2016 (of which options to purchase 1,009,619 Shares have an exercise price lower than the Offer Price) are exercised prior to the Expiration Time. Shares that are tendered pursuant to a Notice of Guaranteed Delivery will be deemed to not be validly tendered into the Offer unless and until Shares underlying such notices of guaranteed delivery are delivered to the Depositary prior to the Expiration Time.

Other than filings under the HSR Act, as of the date of this Offer to Purchase, we do not believe that antitrust filings or clearances are required in any other jurisdiction. See Section 15 — “Certain Legal Matters.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2016, by and among Higher One, Parent and Purchaser (as it may be amended from time to time, the “Merger Agreement”), under which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger (as defined below) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Higher One (the “Merger”) and Higher One will be the surviving corporation (the “Surviving Corporation”) of the Merger and become a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), and as a result of the Merger, Higher One will cease to be a publicly traded company and each Share outstanding immediately prior to the Effective Time (other than each Share (i) owned by Parent, Purchaser, Higher One or any of their respective wholly-owned subsidiaries, which will be cancelled and cease to exist without any payment being made with respect to such Share, or (ii) owned by Higher One stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements.” Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” describes the principal United States federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made for all outstanding Shares and not for options to purchase warrants, Shares or other equity awards. Warrants, options and other equity awards may not be tendered into the Offer. Under the Merger Agreement:

•	each stock option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will automatically and without any required action on the part of the holder of the stock option, be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to the product of (a) the total number of Shares subject to the stock option multiplied by (b) the excess, if any, of the Merger Consideration over the per-share exercise price of such stock option, subject to any applicable tax withholding. Any stock option that has a per-share exercise price equal to or greater than the Merger Consideration will be cancelled in exchange for no consideration;

•	each restricted stock unit in respect of Shares (an “RSU”) outstanding immediately prior to the Effective Time will, whether vested or unvested, automatically and without any required action on the part of the holder of the RSU, be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to the Merger Consideration, subject to any applicable tax withholding;

•	each restricted share outstanding immediately prior to the Effective Time will, automatically and without any required action on the part of the holder of the restricted share, be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to the Merger Consideration, subject to any applicable tax withholding; and

•	each outstanding warrant to purchase shares, whether or not then exercisable, that is outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (i) the total number of shares that are acquirable under such warrant and (ii) the excess, if any, of the Merger Consideration over the exercise price under such warrant, subject to any applicable tax withholding. Any warrant that has a per-share exercise price equal to or greater than the Merger Consideration will be cancelled in exchange for no consideration.

See Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards.”

The Offer and withdrawal rights will expire at 9:00 A.M., New York City time, on August 4, 2016, unless the Offer is extended or earlier terminated in accordance with its terms. See Sections 1, 13 and 15 — “Terms of the Offer,” “Conditions to the Offer” and “Certain Legal Matters.”

The Higher One board of directors (the “Higher One Board”) duly and unanimously adopted resolutions (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Higher One stockholders other than Parent and its subsidiaries, (ii) approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) determining to recommend that Higher One stockholders other than Parent and its subsidiaries accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and (v) authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

A more complete description of the Higher One Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the United States Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background of the Offer and Reasons for the Recommendation.”

Pursuant to the Merger Agreement, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of Higher One immediately prior to the Effective Time will be the officers of the Surviving Corporation.

This Offer to Purchase does not constitute a solicitation of proxies and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Tender Condition is satisfied and Purchaser consummates the Offer and the conditions to the Merger under the Merger Agreement are satisfied or waived (to the extent permitted by applicable law), Purchaser will effect the Merger pursuant to Section 251(h) of the DGCL without the need for any vote of the stockholders of Higher One.

Stockholders who (i) did not tender Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 15 — “Certain Legal Matters.”

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger.” We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-United States income and other tax laws).

This Offer to Purchase and the related Letter of Transmittal contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not withdrawn prior to the Expiration Time in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Time” means 9:00 A.M., New York City time, on August 4, 2016, unless Purchaser has extended the Offer, in which event the term “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition, (ii) the expiration or termination of the waiting period under the HSR Act, (iii) no Company Material Adverse Effect having occurred following the date of the Merger Agreement and (iv) satisfaction of other customary conditions described in Section 13 — “Conditions to the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur. There is no financing condition to the Offer.

We have agreed in the Merger Agreement that, subject to our right to terminate the Merger Agreement in accordance with its terms, (i) we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the New York Stock Exchange (“NYSE”) applicable to the Offer or (ii) if, as of any Expiration Time, any Offer Condition is not satisfied and has not been waived, we may extend the Offer, without Higher One’s consent, on one or more occasions in consecutive increments of up to 10 business days (as defined below) each (or such longer or shorter period as we, Parent and Higher One may agree), until such time as all Offer Conditions are satisfied or waived. However, we may not extend the Offer beyond the earlier of the termination of the Merger Agreement and the End Date without Higher One’s consent. The “End Date” will be October 29, 2016.

In addition, pursuant to the Merger Agreement, if, as of any Expiration Time, any Offer Condition is not satisfied and has not been waived by us in accordance with the Merger Agreement, then at Higher One’s request, we are required to extend the Expiration Time on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as we, Parent and Higher One may agree), until such time as all Offer Conditions are satisfied or waived. However, if the Minimum Tender Condition is the sole then-unsatisfied Offer Condition as of any Expiration Time, so long as the Minimum Tender Condition remains as the sole unsatisfied Offer Condition, we will only be required to extend the Expiration Time for additional periods not to exceed an aggregate of 20 business days.

Without Higher One’s prior written consent, we may not extend the Offer, and without our prior written consent, Higher One cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

We expressly reserve the right (but are not obligated), at any time and from time to time, in our sole discretion, to waive any Offer Condition or modify the terms of the Offer, except that, without Higher One’s prior written consent, we cannot (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) modify or waive the Minimum Tender Condition or the No Termination Condition (as defined below), (d) add to the Offer Conditions or otherwise modify or waive any term of the Offer in a manner adverse to Higher One (prior to the consummation of the Offer) or the holders of Shares, (e) extend the Offer except as required or permitted by certain provisions of the Merger Agreement, (f) change the form of consideration payable in the Offer or (g) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act, or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least 10 business days following such change.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the Expiration Time, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in Section 13 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and by making any appropriate filing with the SEC.

As soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, Purchaser will be merged with and into Higher One and Higher One will be the Surviving Corporation in the Merger and become a wholly-owned subsidiary of Parent.

Higher One has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Higher One’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of waiting periods under the Offer and filings with the SEC pursuant to the Offer, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time. For all other purposes in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, Purchaser will consummate the Offer and will pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Time and, in any event, no more than three business days after the consummation of the Offer.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration, as well as to holders of all Shares that are cancelled in the Merger.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within three business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the NYSE Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 4 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 4 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures will be deemed not to be validly tendered into the Offer unless and until Shares underlying such notices of guaranteed delivery are delivered to the Depositary.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after July 7, 2016. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will be deemed not effective). Purchaser’s designees will, with respect to Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Higher One, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after September 1, 2016.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Time or at any time after September 1, 2016, unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Time.

5.	Certain United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain United States federal income tax consequences that may be relevant to you if you are a beneficial owner of Shares exchanged for cash pursuant to the Offer or the Merger. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary assumes that your Shares are held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), for United States federal income tax purposes (generally, for investment purposes). This summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, does not address United States federal income tax considerations for you if you are subject to special treatment under United States federal income tax law (including, for example, financial institutions, regulated investment companies, dealers in securities or currencies, traders that mark to market, beneficial owners who own their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, beneficial owners whose Shares were obtained through the exercise of options and partnerships (or any other entity or arrangement treated as a partnership for United States federal income tax purposes) or partners, members or owners therein). In addition, this summary does not discuss any consequences for Non-U.S. Holders (as defined below) that have beneficially owned, directly or pursuant to attribution rules, more than 5% of Shares at any time during the five-year period ending on the date of the Offer or the Merger (as applicable). Finally, this summary does not discuss any consequences for beneficial owners of RSUs, warrants or options to purchase Shares, or any aspect of state, local or non-United States tax law that may be applicable to any beneficial owners of Shares, or any United States federal tax considerations other than United States federal income tax considerations (for example, any United States federal estate tax considerations or the Medicare tax on net investment income).

As used herein, a “U.S. Holder” is a holder of Shares that is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Internal Revenue Code) have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a holder of Shares that is not a U.S. Holder.

This summary is based on the Code, Treasury regulations, administrative rulings and court decisions, all as in effect as of the date of this Offer to Purchase and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any other tax consequences arising under the United States federal tax rules, or any state, local or non-United States income and other tax laws, or any applicable tax treaty). The following discussion is for general informational purposes only and should not be construed as tax advice.

U.S. Holders

Payments with Respect to Shares

If you are a U.S. Holder that receives cash in exchange for Shares pursuant to the Offer or the Merger, such exchange will be a taxable transaction to you for United States federal income tax purposes, and you will recognize gain or loss, if any, equal to the difference between the amount of cash received and your adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for Shares is more than one year at the time you exchange Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

If you are a U.S. Holder, payments that you receive in exchange for Shares pursuant to the Offer or the Merger will be subject to information reporting and may be subject to United States federal backup withholding tax unless you (a) furnish an accurate tax identification number or otherwise comply with applicable United States information reporting or certification requirements (typically by completing and signing an IRS Form W-9) or (b) are an exempt recipient and, if required, demonstrate that such exception applies. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service (the “IRS”) in a timely manner.

Non-U.S. Holders

If you are a Non-U.S. Holder, you may be subject to United States federal income or withholding tax and/or information reporting on payments received in exchange for Shares in the Offer or the Merger if (a) you have not provided a complete and accurate IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 that is signed under penalties of perjury and establishes your status as a Non-U.S. Holder (in which event you may be subject to United States federal backup withholding, which will be eligible for refund or credit in the manner described above), (b) you recognize gain that is effectively connected with a trade or business within the United States, and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment (in which event you generally will be subject to tax on your net gain in the same manner as if you were a U.S. Holder, and if you are a corporation, you may additionally be subject to the branch profits tax imposed at a 30% rate or lower treaty rate), or (c) you are an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in which event you may be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares which may be offset by certain U.S.-source losses from sales or exchanges of other capital assets recognized during the year).

Non-U.S. Holders should consult their tax advisors regarding applicable income tax treaties that may provide for different rules.

6.	Price Range of Shares; Dividends

According to Higher One’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), Shares are traded on the NYSE under the symbol “ONE.” The following table sets forth, for the periods indicated, the high and low closing sales prices per Share on the NYSE as reported in the Form 10-K with respect to periods through December 31, 2015 and as reported on NYSE for periods starting January 1, 2016.

Fiscal Year	High	Low
2014:
First Quarter	$9.40	$6.55
Second Quarter	$7.09	$3.59
Third Quarter	$4.40	$2.42
Fourth Quarter	$4.48	$2.22

2015:
First Quarter	$4.22	$2.31
Second Quarter	$3.19	$2.54
Third Quarter	$2.96	$1.88
Fourth Quarter	$3.31	$1.99

2016:
First Quarter	$4.30	$3.10
Second Quarter	$5.11	$3.42
Third Quarter (through July 6, 2016)	$5.13	$5.11

The Offer Price represents a premium of approximately 37.3% to the closing price per Share on June 29, 2016, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 90.7% to the closing price per Share on December 15, 2015 of $2.70, the last trading day prior to the public announcement of Higher One’s intention to explore its strategic options. Stockholders are urged to obtain a current market quotation for Shares.

Purchaser has been advised that Higher One has not declared or paid any dividends in the past two years and, according to the Form 10-K, Higher One does not anticipate paying any cash dividend in the foreseeable future. Under the terms of the Merger Agreement, Higher One is not permitted to declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) Shares without the prior written consent of Parent. See Section 14 — “Dividends and Distributions.”

7.	Certain Effects of the Offer and the Merger

Market for Shares. If the Offer is consummated, there will be no market for Shares because Purchaser intends to effect the Merger as promptly as practicable following the consummation of the Offer.

Stock Quotation. Shares are currently listed on the NYSE. Immediately following the consummation of the Merger (which is expected to occur promptly following the consummation of the Offer), Shares will no longer meet the requirements for continued listing on NYSE because the only stockholder will be Parent. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, Parent intends to and will cause the Surviving Corporation to delist Shares from the NYSE.

Margin Regulations. Shares are currently “margin securities” under the margin regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer and prior to the Merger (which is expected to occur promptly following the consummation of the Offer), Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Higher One to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Higher One to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Higher One, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Higher One and persons holding “restricted securities” of Higher One to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. Parent intends to and will cause the Surviving Corporation to terminate the registration of Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. The registration of Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Certain Information Concerning Higher One

The following description of Higher One and its business has been derived from Higher One’s Form 10-K (which may be obtained and inspected as described below under “Additional Information”), and is qualified in its entirety by reference to such report.

Higher One is a Delaware corporation with its principal executive offices located at 115 Munson Street, New Haven, Connecticut 06511. Higher One’s telephone number at such principal executive offices is (203) 776-7776.

Higher One is a leading payments technology provider for higher education headquartered in New Haven, Connecticut with offices in Oakland, California; Atlanta, Georgia and Chennai, India. Higher One’s CASHNet Payment Platform, which has been trusted for nearly 30 years, has helped college and university campuses implement PCI-compliant processes for simplifying electronic billing, accepting payments all over campus, offering flexible tuition payment plans and creating online storefronts. Higher One supports more than 700 college and university campuses and millions of students across the United States.

Available Information. Higher One is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition and other matters. Certain information, as of particular dates, concerning Higher One’s directors and officers (including their remuneration and stock options granted to them), the principal holders of Higher One’s securities, any material interests of such persons in transactions with Higher One and other matters is also required to be disclosed, the last such disclosure having been filed on Form 10-K/A on April 27, 2016. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as Higher One, who file electronically with the SEC.

Sources of Information. Except as otherwise set forth herein, the information concerning Higher One contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Higher One taken or derived from such documents and records is qualified in its entirety by reference to Higher One’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

Prospective Financial Information. In connection with our due diligence review of Higher One, Higher One’s management made available to us certain unaudited prospective financial information for fiscal years 2016 through 2018 described in Item 4 — “The Solicitation or Recommendation” of the Schedule 14D-9 under the sub-heading entitled “Certain Unaudited Prospective Financial Information of the Company.”

9.	Certain Information Concerning Purchaser, Parent, Blackboard Super Holdco, Inc. and Providence Equity

Purchaser and Parent. Each of Purchaser and Parent is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent, which is an affiliate of Blackboard Inc. and is ultimately controlled by equity funds managed by Providence Equity. The principal executive offices of Purchaser are located at 1111 19th Street NW, Washington, DC 20036 and Purchaser’s telephone number at such principal executive offices is (202) 463-4860.

Blackboard Inc. Blackboard Inc. is a Delaware corporation. Blackboard Inc. is a global leader in enterprise technology and innovative solutions that improve the experience of millions of students and learners around the world every day. Blackboard Inc.’s solutions allow thousands of higher education, K-12, professional, corporate, and government organizations to extend teaching and learning online, facilitate campus commerce and security, and communicate more effectively with their communities. The principal offices of Blackboard Inc. are located at 1111 19th Street NW, Washington, DC 20036 and Blackboard Inc.’s telephone number at such principal executive offices is (202) 463-4860. Blackboard Inc.’s shares are not registered with the SEC or publicly traded. Blackboard Inc. is ultimately controlled by equity funds managed by Providence Equity.

Blackboard Super Holdco, Inc. Blackboard Super Holdco, Inc. is a Delaware corporation. Blackboard Super Holdco, Inc. serves as the holding company for Blackboard Inc. and Parent. The principal offices of Blackboard Super Holdco, Inc. are located at 1111 19th Street NW, Washington, DC 20036 and Blackboard Super Holdco, Inc.’s telephone number at such principal executive offices is (202) 463-4860. Blackboard Super Holdco, Inc.’s shares are not registered with the SEC or publicly traded. Blackboard Super Holdco, Inc. is ultimately controlled by equity funds managed by Providence Equity.

Providence Equity. Providence Equity is a Delaware limited liability company. The principal business activity of Providence Equity is to manage certain other investment funds. The principal offices of Providence Equity are located at 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903 and Providence Equity’s telephone number at such principal executive offices is (401) 751-1700.

Pursuant to an equity commitment letter, dated as of June 29, 2016 (the “Equity Commitment Letter”), certain equity funds managed by Providence Equity (the “Equity Investors”) have committed an aggregate amount equal to $303 million, in cash as capital to Parent in connection with completion of the Offer and the Merger and to enable Parent and Higher One, as the surviving corporation in the Merger, to pay the aggregate consideration payable to Higher One’s stockholders and all other amounts payable by Parent and Purchaser in connection with the Offer, the Merger and the other related transactions, in each case subject to the applicable conditions set forth in the Merger Agreement and the Equity Commitment Letter.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Purchaser, Parent and Providence Equity are set forth in Schedule A to this Offer to Purchase.

None of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity or, to the knowledge of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws or a finding of any violation of United States federal or state securities laws.

Except as described elsewhere in this Offer to Purchase, (a) none of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity or, to the knowledge of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Higher One, (b) none of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity or, to the knowledge of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Higher One during the past 60 days, (c) none of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity, their respective subsidiaries or, to the knowledge of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of Higher One (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, except as previously disclosed in

Higher One’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity, their respective subsidiaries or, to the knowledge of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Higher One or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity, their respective subsidiaries or, to the knowledge of Purchaser, Parent, Blackboard Super Holdco, Inc. or Providence Equity after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Higher One or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Higher One’s securities, an election of Higher One’s directors or a sale or other transfer of a material amount of assets of Higher One.

10.	Background of the Offer; Contacts with Higher One

As part of the ongoing evaluation of Blackboard Inc.’s business and strategic alternatives, from time to time Providence Equity and Blackboard Inc. evaluate strategic opportunities and prospects for acquisitions.

In June 2015, Raymond James & Associates, Inc. (“Raymond James”) contacted Blackboard Inc. (“Blackboard”) and its parent, an affiliate of Providence Equity regarding the opportunity to participate in the potential sale of Higher One and/or one or more of its lines of business.

On June 23, 2015, Providence Equity executed a non-disclosure agreement with Higher One.

In July 2015, in connection with Higher One’s process to explore a potential divestiture of its data analytics business, Providence Equity submitted a preliminary bid, but withdrew from the process after a meeting with Higher One’s management on August 18, 2015.

On January 20, 2016, Raymond James distributed a letter to Blackboard, inviting it to submit, by February 5, 2016, a preliminary indication of interest in acquiring Higher One.

On February 5, 2016, Blackboard submitted a preliminary bid to Higher One, with a bid range of $3.99 to $4.39 in cash per share. Shortly thereafter, Blackboard was informed that it was not invited to the next round of the process.

Following Blackboard’s elimination from the process, Blackboard communicated to Raymond James its disappointment in being eliminated and its interest in potentially acquiring Higher One. On February 15, 2016, Blackboard resubmitted a bid to Raymond James, with a bid range between $5.19 and $5.58 in cash per share. Upon receipt of this bid, Higher One elected to invite Blackboard to continue with the bidding process.

On March 4, 2016, Higher One held a management presentation for representatives of Blackboard and Providence Equity, which was followed up with limited data room access.

On March 15, 2016, Blackboard submitted a revised bid of $5.50 in cash per share.

On March 25, 2016, Blackboard was provided with additional access to confidential information about Higher One, documents in the possession of Higher One, and Higher One’s management and advisors to discuss an array of financial, legal, regulatory, and operational concerns, contingencies, liabilities, risks, and uncertainties.

During the second week of April 2016, Blackboard was given access to a draft merger agreement.

On April 26, 2016, Blackboard made a non-binding proposal of $4.50 in cash per share. In connection with its proposal, Blackboard provided a mark-up of the draft merger agreement and indicated that Blackboard would require several additional weeks to conclude further due diligence investigations and deliberations. In addition, Blackboard requested exclusivity for a period of four weeks to permit it to complete its remaining due diligence. Shortly thereafter, Raymond James informed Blackboard that its request for exclusivity was rejected.

During May 2016, Higher One, in consultation with Raymond James, set May 27, 2016 as the date for the submission of “revised final bids.” In early May 2016, representatives of Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) discussed with Dechert LLP (“Dechert”), counsel to Blackboard, ways in which the merger agreement proposed by Blackboard ought to be improved from the perspectives of certainty of closing and flexibility of the Higher One Board to negotiate and accept a superior proposal between the announcement of the merger agreement and the acceptance of the tender offer and, on May 23, 2016, a revised draft merger agreement was provided to Blackboard.

On May 25, 2016, representatives of Providence Equity informed Raymond James that Blackboard would miss the May 27, 2016 deadline due to the scheduling of Providence Equity’s investment committee meeting, but that a “revised final bid” would be submitted by Blackboard on May 31, 2016.

On May 31, 2016, Blackboard submitted a non-binding proposal to acquire Higher One for $4.75 in cash per share, as well as a revised mark-up of the draft merger agreement. In addition, Blackboard requested exclusivity for a period of at least two weeks to permit it to complete its remaining due diligence.

In addition, on May 31, 2016, a representative of Raymond James informed Blackboard that its request for exclusivity was rejected and that it must submit a revised bid for the Higher One Board’s further consideration by no later than June 3, 2016 and that the revised bid should represent improvements on price, speed and certainty to signing and closing, and flexibility of the Higher One Board to accept a superior proposal after signing.

Over the next few days, Cleary Gottlieb delivered to Dechert a list of, and had conversations with Dechert about, deficiencies in its approach to deal certainty and deal protections, including a request that Blackboard lower the termination fee payable by Higher One upon accepting a superior proposal from 4.5% of the equity value of the transaction to 4.0% of such equity value.

On June 2, 2016, Blackboard submitted a non-binding proposal to acquire Higher One for $5.15 in cash per share. Blackboard orally conveyed that this represented its “best and final” bid. In addition, Blackboard confirmed in writing that it would be amenable to all of the terms raised with Dechert by Cleary Gottlieb, including the lowering of the termination fee. Blackboard also specified additional diligence requirements and a demand for immediate exclusivity.

On June 3, 2016, following discussions among Higher One management, Raymond James and Blackboard, Blackboard agreed to reductions in the scope of its remaining diligence, including removal of the request by Blackboard to talk directly to third parties. Later on June 3, 2016, Higher One and Blackboard executed an agreement that provided for exclusivity through the earlier of the end of June 17, 2016 and the time that Blackboard revised any of the material terms of the bid as most recently proposed in a manner adverse to Higher One or its stockholders.

During the period from June 3 through June 17, 2016, Blackboard conducted further due diligence and the parties, together with Dechert and Cleary Gottlieb, engaged in the negotiation of the merger agreement. In addition, Providence Equity and its counsel negotiated with Cleary Gottlieb and Higher One the terms of Providence Equity’s equity commitment letter to be delivered in connection with the parties’ entry into the merger agreement.

On June 19, 2016, Blackboard delivered a letter to Higher One specifying its need for an additional week of due diligence, confirming its commitment to the $5.15 in cash per share consideration and requesting a one week extension of the exclusivity period. On June 20, 2016, Higher One then granted to Blackboard an extension of exclusivity through June 24, 2016.

On June 24, 2016, Blackboard communicated to Higher One management and Raymond James that it would require until June 28, 2016 to complete its due diligence and Higher One management agreed to grant an extension of exclusivity through June 27, 2016.

On June 27, 2016, Blackboard again communicated to Raymond James and Higher One management that it would require an additional two days to complete it due diligence. Higher One granted the request for an extension of exclusivity through June 29, 2016.

On June 29, 2016, Higher One, Parent and Purchaser executed the Merger Agreement and affiliates of Providence Equity and Parent executed the equity commitment letter.

Shortly following the execution of the Merger Agreement and prior to the opening of the financial markets on June 30, 2016, Higher One and Blackboard publicly announced the signing of the Merger Agreement.

11.	Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements

Purpose of the Offer. The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Higher One. The Offer, as a first step in the acquisition of Higher One, is intended to facilitate the acquisition of all Shares. If we consummate the Offer, pursuant to the Merger (subject to the conditions to the Merger set forth in the Merger Agreement), we will acquire all of the capital stock of Higher One not purchased pursuant to the Offer or otherwise. Stockholders of Higher One who sell their Shares in the Offer will cease to have any equity interest in Higher One or any right to participate in its earnings and future growth. If the Merger is effected, non-tendering stockholders also will no longer have an equity interest in Higher One. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Higher One will not bear the risk of any decrease in the value of Shares.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public Higher One stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer (subject to the conditions to the Merger set forth in the Merger Agreement), we will effect the Merger without a vote of the stockholders of Higher One in accordance with Section 251(h) of the DGCL.

Plans for Higher One. In connection with our consideration of the Offer and the Merger, we have developed a preliminary plan, on the basis of available information, for the future combination and integration of the business of Higher One with Blackboard Inc.’s existing businesses. We plan to continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on July 7, 2016 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Higher One.” You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Merger and certain aspects of the Offer. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Higher One or the transactions contemplated in the Merger Agreement contained in public reports filed by Higher One or Purchaser with the SEC.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms of the Merger Agreement and subject to prior satisfaction or waiver of the Offer Conditions described in Section 13 — “Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time.

The Offer is initially scheduled to expire at 9:00 A.M., New York City time, on August 4, 2016, which is 21 business days after the commencement of the Offer. Purchaser may extend the Expiration Time at any time with Higher One’s written consent. Pursuant to the Merger Agreement, (i) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or of NYSE applicable to the Offer or (ii) if, as of any Expiration Time, any Offer Condition (as defined below) is not satisfied and has not been waived, Purchaser may extend the Offer, without Higher One’s consent, on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as Parent, Purchaser and Higher One may agree), until such time as all Offer Conditions are satisfied or waived. In addition, if, as of any Expiration Time, any Offer Condition is not satisfied and has not been waived by Purchaser, then at Higher One’s request, Purchaser is required to extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as Parent, Purchaser and Higher One may agree) until such time as all Offer Conditions are satisfied or waived. However, if the Minimum Tender Condition is the sole then-unsatisfied Offer Condition as of any Expiration Time, so long as the Minimum Tender Condition remains as the sole unsatisfied Offer Condition, Purchaser will only be required to extend the Expiration Time for additional periods not to exceed an aggregate of 20 business days. In addition, without Higher One’s consent, Purchaser will not, and without Purchaser’s consent, Purchaser will not be required to, extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement.

The Offer Price will be adjusted appropriately to reflect the effect of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, stock dividend, or other like change in the outstanding shares of capital stock of Higher One occurring on or after the date hereof and prior to consummation of the Offer.

Recommendation. Higher One has represented to us in the Merger Agreement that the Higher One Board (at a meeting duly called and held) has duly and unanimously approved resolutions (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Higher One stockholders other than Parent and its subsidiaries, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) determining to recommend that Higher One stockholders other than Parent and its subsidiaries accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Board Recommendation”), (iv) taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and (v) authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

Board of Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation and (ii) the officers of Higher One immediately prior to the Effective Time will be the officers of the Surviving Corporation.

The Merger. The Merger Agreement provides that, at 9:01 A.M., Eastern time, on the date of the consummation of the Offer, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, Purchaser will be merged with and into Higher One, and the separate existence of Purchaser will cease, and Higher One will continue as the Surviving Corporation after the Merger. The Merger will be governed by and effected under Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement or effect the Merger.

Charter and Bylaws. At the Effective Time, the certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation included in the certificate of incorporation will be Higher One Holdings, Inc. Also at the Effective Time, the bylaws of Purchaser will be the bylaws of the Surviving Corporation, except that the name of the Surviving Corporation included in the bylaws will be Higher One Holdings, Inc.

Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser, Higher One or any of their respective wholly-owned subsidiaries, or held by stockholders who properly exercise appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be cancelled and converted at the Effective Time into the right to receive the Merger Consideration from Purchaser, payable to such holder upon surrender of the certificate formerly representing (or upon book-entry transfer of) such Shares, without interest and less any required withholding taxes. The Merger Consideration will be adjusted appropriately and proportionately to reflect the effect of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, stock dividend, or other like change with respect to Shares occurring on or after the date of the Merger Agreement and prior to the Effective Time. Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Treatment of Equity Awards. Under the Merger Agreement:

•	each stock option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will automatically and without any required action on the part of the holder of the stock option, be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to the product of (a) the total number of Shares subject to the stock option multiplied by (b) the excess, if any, of the Merger Consideration over the per-share exercise price of such stock option, subject to any applicable tax withholding. Any stock option that has a per-share exercise price equal to or greater than the Merger Consideration will be cancelled in exchange for no consideration;

•	each RSU outstanding immediately prior to the Effective Time will, whether vested or unvested, automatically and without any required action on the part of the holder of the RSU, be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to the Merger Consideration, subject to any applicable tax withholding;

•	each restricted share outstanding immediately prior to the Effective Time will, automatically and without any required action on the part of the holder of the restricted share, be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to the Merger Consideration, subject to any applicable tax withholding; and

•	each outstanding warrant to purchase shares, whether or not then exercisable, that is outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (i) the total number of shares that are acquirable under such warrant and (ii) the excess, if any, of the Merger Consideration over the exercise price under such warrant, subject to any applicable tax withholding. Any warrant that has a per-share exercise price equal to or greater than the Merger Consideration will be cancelled in exchange for no consideration.

Representations and Warranties. In the Merger Agreement, Higher One has made customary representations and warranties to Parent and Purchaser with respect to, among other matters, organization and qualification, authority to enter into the Merger Agreement, required consents and approvals relating to the Merger and the Offer, capitalization, subsidiaries, public filings, financial statements and internal controls, information to be included in this Offer to Purchase and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) or the Schedule 14D-9, the absence of certain changes, undisclosed liabilities, litigation, compliance with law, material contracts, tax matters, employee benefit plans, labor and employment matters, insurance, environmental matters, intellectual property matters, real property matters, interested party transactions, brokers’ fees, the opinion of Higher One’s financial advisor and customers and vendors. Each of Parent and Purchaser has made customary representations and warranties to Higher One with respect to, among other matters, organization and qualification, authority to enter into the Merger Agreement, governmental authorization, capitalization, consents and approvals, information to be included in the Offer Documents or Schedule 14D-9, litigation, ownership of Shares, available funds and the Equity Commitment Letter.

Some of the representations and warranties in the Merger Agreement made by Higher One are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and the Offer, “Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect that, individually or in combination with any other, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets (tangible or intangible) or results of operations of Higher One and its subsidiaries, taken as a whole or (b) would prevent or materially delay Higher One from consummating the transactions contemplated by the Merger Agreement. However, no state of facts, circumstance, condition, event, change, development, occurrence, result or effect will constitute a Company Material Adverse Effect to the extent that it arises out of, or results from, and none of the following will be taken into account in determining whether a Company Material Adverse Effect has occurred or is continuing:

(i)	general economic or business conditions in the United States or elsewhere in the world;

(ii)	the credit, debt, financial or capital markets or interest or exchange rates, in each case, in the United States or elsewhere in the world;

(iii)	conditions generally affecting the industry in which Higher One and its subsidiaries operate;

(iv)	any national or international political conditions, any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism;

(v)	any hurricane, flood, tornado, earthquake or other natural disaster;

(vi)	changes in any applicable law or United States generally accepted accounting principles (“GAAP”);

(vii)	any failure by Higher One or any of the its subsidiaries to meet any internal or external projections, estimates, expectations, earnings predictions or forecasts for any period, or to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period, and any securities analyst downgrade of Higher One’s securities (but excluding, in each case, the underlying causes of such failure unless such underlying causes would otherwise be excepted from the definition of Company Material Adverse Effect);

(viii)	changes in the trading volume or trading price of the Shares (but excluding, in each case, the underlying causes of such failure unless such underlying causes would otherwise be excepted from the definition of Company Material Adverse Effect);

(ix)	the public announcement or pendency of the Merger Agreement, the Offer, the Merger or the anticipated consummation of the Offer or the Merger (including the identity of Parent as the acquirer of Higher One), including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, investors, subcontractors, partners or governmental authorities or officials;

(x)	any action required to be taken by Higher One or any its subsidiaries pursuant to the Merger Agreement or the CUBI Agreements (as defined below) or the failure to take any action by Higher One or any its subsidiaries if that action is prohibited by the Merger Agreement or the CUBI Agreements; and

(xi)	any claim or proceeding (including any class action or derivative litigation) relating directly or indirectly to the Merger Agreement, the Merger, the Offer or the other transactions contemplated by the Merger Agreement, including disclosures made under securities laws and regulations related thereto (collectively, “Stockholder Litigation”);

provided, further, that any state of facts, circumstance, condition, event, change, development, occurrence, result or effect referred to in clause (i), (ii), (iii), (iv), (v) or (vi) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect if and only to the extent that such change or event has a disproportionate adverse impact on Higher One and its subsidiaries, taken as a whole, as compared to the other companies that operate in the industry in which Higher One and its subsidiaries operate.

The Merger Agreement has been provided solely to inform investors of its terms. It is not intended to be, and should not be relied upon as, a source of financial, business or operational information about Higher One, Parent, Purchaser or their respective affiliates. The representations and warranties contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders. The representations and warranties contained in the Merger Agreement and incorporated by reference into this Schedule TO have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule TO, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule TO.

Covenants. The parties have agreed to a number of customary covenants in the Merger Agreement, including among others the covenants described below.

Conduct of Business. The Merger Agreement obligates Higher One, during the period commencing on the date of the Merger Agreement and ending on the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), except as (i) set forth in a confidential schedule, (ii) required by the Merger Agreement or the CUBI Agreements (as defined below), (iii) required by applicable law or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) to, and to cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice, and use its commercially reasonable efforts to (A) maintain and preserve intact its business organization, assets and technology, material permits and business relationships with material customers, lenders, vendors, service providers, suppliers, licensors, licensees and distributors, (B) keep available the services of the officers and other key employees of Higher One and its subsidiaries and (C) operate its business in compliance with applicable law in all material respects.

The Merger Agreement also contains specific restrictive covenants as to certain activities of Higher One during the Pre-Closing Period, which provide that Higher One will not, and will cause its subsidiaries not to, take certain actions, except as (i) set forth in a confidential schedule, (ii) required by the Merger Agreement or the CUBI Agreements, (iii) required by applicable law or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). These restrictions include, among other things, restrictions on:

(i)	amending the organizational documents of Higher One or any of its subsidiaries;

(ii)	issuing, selling, granting, pledging or otherwise disposing of or granting any of Higher One’s or any of its subsidiaries’ capital stock, or granting any options, warrants or other rights to acquire any such capital stock or other interest or any instrument convertible into or exchangeable or exercisable for any such capital stock or other interest, other than the issuance of Shares upon the exercise of stock options or warrants or upon the settlement of RSUs outstanding as of the date of the Merger Agreement in accordance with the applicable stock plan’s and equity award’s terms as in effect on the date of the Merger Agreement;

(iii)	purchasing, redeeming or otherwise acquiring any Higher One securities, except for acquisitions of Shares by Higher One in satisfaction by holders of equity awards or warrants in existence as of the date of the Merger Agreement for the applicable exercise price and/or withholding taxes;

(iv)	adopting any plan of merger, consolidation, reorganization, liquidation or dissolution of Higher One or any of its subsidiaries, filing a petition in bankruptcy under any provisions of federal or state bankruptcy law on behalf of Higher One or any of its subsidiaries or consenting to the filing of any bankruptcy petition against Higher One or any of its subsidiaries under any similar law;

(v)	creating any subsidiary of Higher One or any of its subsidiaries;

(vi)	(A) declaring, accruing, setting aside or paying any dividend or making any other distribution on or in respect of (whether in cash, stock, property or otherwise) Higher One or any of its subsidiaries’ capital stock or other securities (other than to Higher One or one of its subsidiaries) or (B) redeeming, repurchasing or otherwise reacquiring, splitting, combining or reclassifying any capital stock of Higher One or any of its subsidiaries or otherwise changing the capital structure of Higher One or any of its subsidiaries;

(vii)	making any material changes in any accounting methods, principles or practices except as required by a change in GAAP or required by applicable law;

(viii)	changing in any material respect the policies or practices regarding accounts receivable or accounts payable or failing to manage working capital in all material respects in accordance with past practices;

(ix)	except in the ordinary course of business in accordance with past practice, (A) accelerating, terminating, cancelling, exercising or failing to exercise an expiring renewal option, materially amending, granting a material waiver under or otherwise materially modifying any Material Contract or Material Lease Agreement (each as defined in the Merger Agreement) or (B) accelerating, terminating, cancelling, exercising or failing to exercise an expiring renewal option, entering into, materially amending, granting a material waiver under or otherwise materially modifying any contract or lease agreement that would constitute a Material Contract or a Material Lease Agreement if in effect as of the date of the Merger Agreement;

(x)	making any capital expenditures other than in the ordinary course of business consistent with past practice;

(xi)	incurring, assuming or guaranteeing any indebtedness to any person (other than Higher One or one of its wholly-owned subsidiaries) in excess of $10,000,000;

(xii)	granting or suffering to exist any liens on any properties or assets of Higher One or any of its subsidiaries that are material to Higher One and its subsidiaries, taken as a whole, other than permitted liens;

(xiii)	selling, leasing, pledging, abandoning, assigning or otherwise disposing of any of the material tangible assets, properties or rights of Higher One or any of its subsidiaries except sales of assets (A) pursuant to existing contracts or (B) to the extent the value of such assets, properties or rights does not exceed $100,000 individually or $250,000 in the aggregate;

(xiv)	selling, abandoning, assigning, licensing or otherwise disposing of any of Higher One’s material intellectual property rights, except (A) pursuant to existing contracts, (B) in the ordinary course of business or (C) with respect to abandonment of such rights, if in Higher One’s reasonable business judgment such abandonment is desirable in the conduct of its business;

(xv)	purchasing or acquiring, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof or any other business or any equity interest in or all or substantially all of the assets of any person;

(xvi)	entering into a new line of business or abandoning or discontinuing any existing line of business;

(xvii)	settling, paying, discharging or satisfying any proceeding (other than Stockholder Litigation) where such settlement, payment, discharge or satisfaction would (A) require the payment by Higher One and/or any of its subsidiaries of an amount in excess of $750,000 or (B) impose any material restrictions or limitations upon the operations or business of Higher One or any of its subsidiaries, whether before, on or after the Effective Time;

(xviii)	except as required by applicable law, existing agreements or the terms of any existing employee plan or in the ordinary course of business consistent with past practice, (A) increasing the compensation payable or that could become payable by Higher One or any of its subsidiaries to directors, officers or any other employee at the level of senior vice president or above, (B) entering into any new or amending (or waiving any requirements) in any material respect, any existing employment, indemnification, severance, retention, change in control or similar agreement with any of its past or present directors, officers or employees, except for (I) payments of bonuses for Higher One’s 2015 fiscal year pursuant to Higher One’s bonus plan, (II) grants or payments of bonuses for Higher One’s 2016 fiscal year pursuant to Higher One’s bonus plan or (III) increases of salary, wages and target incentive compensation in connection with the promotion of an existing employee, (C) establishing, adopting or entering into any material plan, agreement, program, policy, trust, fund or other arrangement that would be an employee plan if it were in existence as of the date of the Merger Agreement, (D) funding any rabbi trust or similar arrangement, (E) granting or amending any equity or equity based awards or (F) hiring any officer, employee or individual independent contractor or consultant who has target annual compensation greater than $200,000; provided, that no such prior written consent is required to hire a person to replace any such officer, employee or individual independent contractor whose employment or service relationship has terminated to the extent that such person’s target annual compensation is materially similar to that of the officer, employee or individual independent contractor who such person is being hired to replace;

(xix)	except as required by applicable law or in the ordinary course of business, settling or compromising any claim relating to a material amount of income or other taxes, materially amending any material tax return, making any material change to any of the methods, principles or practices used by Higher One for tax accounting, or making, changing or revoking any material tax election;

(xx)	purchasing, leasing or otherwise acquiring any property or assets, or making any capital investment in or loan to, or forgiving any loan to, any other person, for an amount in excess of $250,000 individually or $500,000 in the aggregate, except for purchases of inventory or supplies in the ordinary course of business consistent with past practice;

(xxi)	terminating, canceling, materially amending or otherwise materially modifying or granting a waiver under the Asset Purchase Agreement, dated as of December 15, 2015, by and among Higher One, Higher One, Inc., Customers Bank and Customers Bancorp, Inc. (including related agreements and transactions, the “CUBI Agreements”) or the Asset Purchase Agreement, dated as of October 14, 2015, by and between Higher One, Inc. and CL NewCo, Inc. (including related agreements and transactions, the “Data Analytics Agreement”);

(xxii)	entering into any material transaction or contract with any stockholder, director or officer of Higher One or any of its subsidiaries or entering into any other material transaction or contract with any other person that would be required to be reported by Higher One pursuant to Item 404 of Regulation S-K under the Exchange Act;

(xxiii)	materially amending, granting a material waiver under or otherwise modifying any contract imposing obligations on Higher One or any of its subsidiaries pursuant to environmental law; and

(xxiv)	committing or agreeing to take any of the actions in the foregoing clauses (i) through (xxiii).

No Solicitation and Termination for a Superior Proposal. Under the Merger Agreement and except as expressly permitted by its terms, from the date of the Merger Agreement until the consummation of the Offer or, if earlier, the termination of the Merger Agreement in accordance with its terms, Higher One is prohibited from, and is required to cause its subsidiaries and their respective affiliates and representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal (as defined below) or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (ii) other than informing third parties of the existence of the no-solicitation provisions in the Merger Agreement, engage in negotiations or discussions with, or furnish any information concerning Higher One or any of its subsidiaries to, any third party who has made, or in response to an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal or (iii) resolve or agree to do any of the foregoing. The Merger Agreement also requires that Higher One (A) cease and cause to be terminated all existing discussions or negotiations of Higher One, its affiliates and its and their representatives with any person conducted before the date of the Merger Agreement with respect to any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (B) terminate access by any third party to any physical or electronic data room relating to any potential Acquisition Transaction (as defined below), (C) request the prompt return or destruction of any confidential information provided to any third party in the 12 months immediately preceding the date of the Merger Agreement in connection with a proposed Acquisition Transaction and (D) enforce the provisions of any existing confidentiality or non-disclosure agreement entered into with respect to any potential Acquisition Transaction. However, Higher One is permitted to grant waivers of, and not enforce, any standstill or similar provision that has the effect of prohibiting the counterparty thereto from making an Acquisition Proposal. Any violation of the restrictions described in this paragraph by any representative of Higher One or any of its affiliates constitutes a breach of the above restrictions by Higher One.

Notwithstanding the provisions described in the immediately preceding paragraph or anything else to the contrary contained in the Merger Agreement, if prior to the consummation of the Offer, Higher One receives an unsolicited written Acquisition Proposal (which Acquisition Proposal was made after the date of the Merger Agreement and did not result from a material breach of the no-solicitation provisions in the Merger Agreement), Higher One and the Higher One Board and/or their representatives may, subject to compliance with the provisions described in this paragraph, engage in negotiations or discussions with, or furnish any information and reasonable access to, any third party making such Acquisition Proposal and/or its representatives or potential financing sources if the Higher One Board determines in good faith, after consultation with Higher One’s outside legal counsel and financial advisor, and based on information then available, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, or result in, a Superior Proposal (as defined below). However, (i) prior to furnishing any material nonpublic information, Higher One must receive from such third party an executed Acceptable Confidentiality Agreement (as defined below) and (ii) any such material nonpublic information so furnished must have been previously provided or made available to Parent or provided or made available to Parent promptly (and in any event within one business day) after it is furnished to such third party. In addition, Higher One may, following receipt of an Acquisition Proposal, contact such third party solely to clarify and understand the terms and conditions of the Acquisition Proposal to facilitate the Higher One Board’s determination with respect to whether such Acquisition Proposal constitutes, or could reasonably be expected to lead to, or result in, a Superior Proposal (without negotiating or suggesting improvements to the terms of such Acquisition Proposal).

Except as otherwise provided in the last two sentences of this paragraph or as described in the next paragraph below, until the termination of the Merger Agreement, neither the Higher One Board nor any committee thereof is permitted to (A) withdraw (or qualify or modify in any manner adverse to Parent), or publicly propose to withdraw (or so qualify or modify), the Board Recommendation, (B) take any action to exempt any person (other than Parent and its affiliates) from the provisions of Section 203 of the DGCL or any other applicable state takeover statute or (C) approve, adopt or recommend any Acquisition Proposal, or propose publicly to approve, adopt or recommend, any Acquisition Proposal. Any action described in clauses (A) through (C) of the immediately preceding sentence is referred to as a “Change in Recommendation.” In addition, except as otherwise provided in the last two sentences of this paragraph or as described in the next paragraph below, the Higher One Board is not permitted to allow Higher One or any of its subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or similar agreement or arrangement (other than an Acceptable Confidentiality Agreement) with any third party providing for an Acquisition Transaction or potential Acquisition Transaction, or requiring, or reasonably expected to cause, Higher One to abandon, terminate or fail to consummate the Merger or any of the other transactions contemplated by the Merger Agreement, or requiring Higher One to fail to comply with the no-solicitation provisions in the Merger Agreement (an “Alternative Acquisition Agreement”). Despite the foregoing restrictions or anything to the contrary contained in the Merger Agreement, at any time prior to the consummation of the Offer, in the event a material development or material change in circumstances (other than an Acquisition Proposal) occurs or arises after the date of the Merger Agreement that was not known or reasonably foreseeable by the Higher One Board as of the date of the Merger Agreement, the Higher One Board may make a Change in Recommendation if the Higher One Board determines, after consultation with its legal advisor, that the failure to take such action would be inconsistent with the Higher One Board’s fiduciary duties under applicable law. However, before making any such Change in Recommendation, Higher One must provide Parent four business days’ prior written notice advising Parent that it intends to take such action and specifying, in reasonable detail, the reasons for such action.

Notwithstanding any restrictions contained in the Merger Agreement, at any time prior to the consummation of the Offer, if, in response to an unsolicited written Acquisition Proposal made after the date of the Merger Agreement that did not result from a material breach of the no-solicitation provisions in the Merger Agreement, the Higher One Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be inconsistent with the Higher One Board’s fiduciary duties under applicable law, the Higher One Board may make a Change in Recommendation or Higher One may terminate the Merger Agreement. However, Higher One may not terminate the Merger Agreement unless Higher One (A) has complied in all material respects with the no-solicitation provisions in the Merger Agreement, including its obligations described in the next paragraph, (B) pays, or causes to be paid, to Parent, the Termination Fee (as defined below) concurrently with such termination and (C) concurrently with such termination, enters into a definitive Alternative Acquisition Agreement that documents the terms and conditions of such Superior Proposal.

The Higher One Board may not make a Change in Recommendation and Higher One is not entitled to terminate the Merger Agreement in accordance with the immediately preceding paragraph pursuant to the termination right described in paragraph (ii) under the subheading — “Termination” unless:

(i)	Higher One shall have provided to Parent four business days’ prior written notice (the “Superior Proposal Notice”) advising Parent that Higher One intends to take such action (and specifying, in reasonable detail, the reasons for such action and the material terms and conditions of any such Superior Proposal) and, if applicable, a copy of the relevant proposed transaction agreement;

(ii)	during such four business day period, if requested by Parent, Higher One engages in good faith negotiations with Parent regarding changes to the terms of the Merger Agreement intended to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

(iii)	the Higher One Board considers any adjustments to the Merger Agreement (including a change to the price terms of the Merger Agreement) and any other adjustments irrevocably proposed in writing by Parent (the most recent such adjustments, the “Proposed Changed Terms”) no later than 5:00 P.M., New York City time, on the fourth business day of such four business day period and shall have determined in good faith (after consultation with its outside legal counsel and financial advisor) that the Superior Proposal would continue to constitute a Superior Proposal if the Proposed Changed Terms were to be given effect.

Under the Merger Agreement, any change in the per-share consideration or form of consideration offered under, or any other material amendment or modification of, any Acquisition Proposal will extend the four business day time period described above by two additional business days.

Higher One is required to promptly (and in any event within one business day) advise Parent orally or in writing in the event that Higher One receives any Acquisition Proposal, and in connection with such notice, if applicable, provide to Parent the material terms and conditions (including, unless prohibited by the terms of any confidentiality or non-disclosure agreement entered into with respect to any potential Acquisition Transaction existing as of the date of the Merger Agreement, the identity of the third party making any such Acquisition Proposal) of any such Acquisition Proposal. Higher One is required to (i) keep Parent reasonably informed on a reasonably current basis of the status of any such Acquisition Proposal, (ii) promptly (and in any event within one business day) notify Parent of any material change to the material terms of any such Acquisition Proposal or any determination by Higher One Board to engage in discussions or negotiations with or provide information to any third party in connection with such Acquisition Proposal, (iii) promptly notify Parent if Higher One or, to Higher One’s knowledge, such third party has made a final decision to not pursue such Acquisition Proposal and (iv) provide to Parent as soon as practicable (and in any event within one business day) after receipt or delivery thereof of any written indication of interest (or amendment thereto) or any written material that constitutes an offer (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any related financing commitments.

Nothing contained in the Merger Agreement prohibits Higher One or the Higher One Board, directly or indirectly through their representatives, from (i) taking and disclosing any position or disclosing any information reasonably required under Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), (ii) making any “stop, look and listen” communication to Higher One’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act, (iii) the accurate disclosure of factual information regarding Higher One’s business, financial condition or results of operations or (iv) the accurate disclosure of the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal, the material terms of such Acquisition Proposal and/or the operation of the Merger Agreement with respect thereto. However, in all cases, any such action or disclosure is required to comply with the applicable no-solicitation provisions in the Merger Agreement.

Under the Merger Agreement:

•	“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive of, or more favorable to, the party to such agreement and its affiliates and representatives than the terms set forth in the Confidentiality Agreement (as defined below) are to Parent. However, such confidentiality agreement are not required to include standstill provisions.

•	“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by or on behalf of Parent) related to an Acquisition Transaction.

•	“Acquisition Transaction” means any transaction (including any single- or multi-step transaction) or series of related transactions with a person or “group” (as defined in the Exchange Act) relating to the acquisition of at least 15% of the assets of, equity interests in or business (as determined by reference to consolidated revenues) of Higher One and its subsidiaries, taken as a whole, pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other similar transaction.

•	“Superior Proposal” means an Acquisition Proposal (provided, that for this purpose, the reference to “15%” in the definition of Acquisition Transaction is be deemed to be a reference to “75%”) made by a third party that the Higher One Board determines in good faith, after consultation with Higher One’s financial advisor and outside legal counsel, and considering such factors as the Higher One Board considers in good faith to be appropriate (including the conditionality (including with respect to financing) and the timing and likelihood of consummation of such proposal), (i) is on terms that are more favorable to Higher One’s stockholders than the transactions contemplated by the Merger Agreement (including after giving effect to the Proposed Changed Terms, if such terms are proposed by Parent in accordance with the terms of the Merger Agreement) from a financial point of view and (ii) is reasonably likely to be consummated on a timely basis.

Access to Information. Subject to applicable law, upon reasonable notice, Higher One is required to afford Parent’s officers and other authorized representatives reasonable access, during normal business hours throughout the Pre-Closing Period, to Higher One’s officers, agents, properties, books, contracts and records and, with Higher One’s consent (not to be unreasonably withheld, conditioned or delayed), to the employees of Higher One and its subsidiaries. Higher One is also required to furnish Parent and Purchaser all financial, operating and other data and information as Parent and Purchaser may reasonably request. Higher One’s obligation to provide the foregoing access and information is subject to certain exceptions for compliance with applicable law and the preservation of attorney-client privilege.

Employee Matters. In the Merger Agreement, we have agreed with Higher One that with respect to the employees of Higher One or its subsidiaries that are employed by the Surviving Corporation or any of its subsidiaries immediately following the Effective Time (each a “Continuing Employee”), we will cause the service of each such Continuing Employee with Higher One and its subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent such credit would not result in a duplication of benefits or in benefit accrual under a defined benefit plan. In addition, each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent coverage under such Parent Benefit Plan replaces coverage under a comparable Higher One employee plan in which such Continuing Employee participated immediately before the replacement.

The Merger Agreement also provides that, for a period of 12 months immediately following the closing date of the Merger, Parent will provide (i) salary and target bonus opportunity (or base pay for non-salaried employees) for each Continuing Employee at least equal to the salary and target bonus opportunity (or base pay) that such Continuing Employee had at Higher One for the fiscal year in which the closing date of the Merger occurs and (ii) benefits (excluding any equity plans, but including profit sharing plans, severance plans and health and welfare benefit plans) at least as favorable, in the aggregate, to each Continuing Employee as benefits (excluding any equity plans, but including profit sharing plans, severance plans and health and welfare benefit plans) provided to such Continuing Employee immediately prior to the closing of the Merger.

In addition, the Merger Agreement provides that, from and after the closing date of the Merger, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” in which any Continuing Employee is or becomes eligible to participate, Parent will use commercially reasonable efforts to cause each such Parent Benefit Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Higher One employee plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Benefit Plan but only to the extent permitted under the terms and conditions of Parent’s applicable insurance contracts in effect as of the closing date of the Merger and (ii) credit co-payments or deductibles paid by Continuing Employees in the plan year in which the closing of the Merger occurs for purposes of satisfying any deductible or co-payment requirements under the applicable Parent Benefit Plan.

The Merger Agreement further provides that nothing in the foregoing obligations creates any rights in any other person, including any employee of Higher One, any participant in any Higher One employee plan or Parent Benefit Plan or any beneficiary thereof or any right to continued employment with Parent, Higher One, the Surviving Corporation or any of their affiliates and that no provision in the Merger Agreement modifies or amends any Higher One employee plan or any Parent Benefit Plan or to require Parent, the Surviving Corporation or any of their affiliates to permit any person to participate in any particular benefit plan sponsored or maintained by Parent or any of its affiliates, or to continue or amend any particular benefit plan, before or after the consummation of the transactions contemplated by the Merger Agreement, and any such plan may be amended or terminated in accordance with its terms and applicable law.

Stock Exchange Delisting. Pursuant to the Merger Agreement, prior to the closing date of the Merger, Higher One is required to cooperate with Parent and use reasonable best efforts to take all actions reasonably requested by Parent under applicable law and NYSE rules and policies to enable the delisting by the Surviving Corporation of Shares from NYSE and the deregistration of Shares under the Exchange Act as promptly as practicable after the Effective Time.

Director Resignations. On the closing date of the Merger, Higher One is required to deliver to Parent evidence reasonably satisfactory to Parent of the resignation of the directors of Higher One and its subsidiaries (other than directors of Higher One’s subsidiaries who Parent determines shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

Indemnification and Insurance. The Merger Agreement requires the Surviving Corporation to, and Parent to cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Higher One and its subsidiaries pursuant to (i) each indemnification, exculpation or expense reimbursement or advance agreement in effect between Higher One or any of its subsidiaries and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of, or serving as a director or officer of another person at the request of, Higher One or its subsidiaries (each, an “Indemnified Party”), and (ii) any indemnification or expense reimbursement or advance provision and any exculpation provision set forth in the certificate of incorporation or bylaws of Higher One or other similar organizational documents of any subsidiary of Higher One as in effect on the date of the Merger Agreement.

The Merger Agreement also requires, for six years after the Effective Time, the Surviving Corporation to, and Parent to cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each such person currently covered by Higher One’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the closing date of the Merger. However, the Surviving Corporation is not obligated to pay annual premiums in excess of 300% of the amount per annum Higher One paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”) and, if such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Corporation will cause to be maintained policies of insurance that provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence are deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by Higher One prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the transactions contemplated by the Merger Agreement. At any time prior to the Effective Time, Higher One is permitted to obtain such prepaid policies. However, such policies may not be obtained without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed) if the premiums therefor would exceed $1,000,000 in the aggregate. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation is required to maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

Reasonable Best Efforts. The Merger Agreement requires, subject to its terms and conditions, that each of Higher One and Parent shall, and shall each cause their respective affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) obtaining all necessary actions, waivers, consents and approvals from governmental authorities, the expiry or early termination of any applicable waiting periods, the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of such steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, third parties and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and to fully carry out the purposes of the Merger Agreement.

Pursuant to the Merger Agreement, each of Parent and Higher One is required to (i) prepare and file any notification and report forms and related material required under the HSR Act, and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of the transactions contemplated by the Merger Agreement as promptly as practicable (but in no event later than five business days from the date of the Merger Agreement for the filing of any notification and report forms and related material required under the HSR Act except by mutual consent confirmed in writing), (ii) provide or cause to be provided as promptly as practicable any information and documentary material that may be requested by the Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) under the HSR Act and (iii) use their reasonable best efforts to take such actions as are necessary or advisable to obtain expiration or termination of any applicable waiting period or other approval of consummation of the transactions contemplated by the Merger Agreement by the DOJ or FTC as promptly as practicable, including to cause to be lifted any restraint, injunction or other legal impediment to the Merger.

The Merger Agreement further provides that, subject to applicable law relating to the exchange of information, Higher One and Parent and their respective counsel will (i) have the right to review in advance, and to the extent practicable each will consult the other on, any material filing made with, or written materials to be submitted to, any governmental authority in connection with the transactions contemplated by the Merger Agreement, or (ii) inform and consult with each other about, and provide each other with copies of, each material communication (and each other material correspondence or memoranda) promptly after receipt from, and as far as practicable in advance of delivery to, the DOJ or the FTC relating to the transactions contemplated by the Merger Agreement. Higher One and Parent are also required to provide each other and its counsel with advance notice of and the opportunity to participate in any discussion or meeting with any governmental authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by the Merger Agreement. Neither Higher One nor Parent may commit to or agree with any governmental authority to stay, toll or extend any applicable waiting period under the HSR Act without the prior written consent of the other.

In addition, subject to the terms and conditions of the Merger Agreement, Parent has, except where prohibited by applicable law, responsibility for determining the strategy for dealing with any governmental authority regarding applicable law relating to antitrust matters in consultation with Higher One. To the extent required to permit the Offer Conditions to be satisfied in advance of the initial Expiration Time, Parent must agree (i) to divest, dispose of or hold separate all or a portion of the current or future businesses, assets, properties or rights of Parent, the Surviving Corporation or their respective subsidiaries, or (ii) to limit the ability of such entities to conduct their businesses or operate or own assets or properties. However, Parent may provide that the closing of any such transaction or the effectiveness of any such limitation is conditioned on the closing of the Merger.

Takeover Laws. The Merger Agreement provides that, if any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other applicable anti-takeover law becomes or is deemed to be applicable to Higher One, Parent, Purchaser, the Merger or any other transaction contemplated by the Merger Agreement, then each of Higher One, Parent, Purchaser and their respective boards of directors are required to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such applicable anti-takeover law inapplicable to the foregoing.

Notice of Certain Events. The Merger Agreement provides that, during the Pre-Closing Period, each of Purchaser, Parent and Higher One is required to promptly notify the other in writing of (a) any notice or other communication received by such party or any of its subsidiaries from any person alleging that the consent, approval, permission of or waiver from such party is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or other communication received by such party or any of its subsidiaries from any governmental authority in connection with the transactions contemplated by the Merger Agreement, (c) any material notice or other material communication received by such party or any of its subsidiaries from the Federal Deposit Insurance Corporation (the “FDIC”) with respect to compliance with the FDIC Order (as defined below) or from the Federal Reserve Board with respect to compliance with the FRB Order (as defined below) if and to the extent authorized to do so by the FDIC or the Federal Reserve Board, as the case may be (however, Higher One is required to request such authorization) and (d) any fact, event or circumstance known to it that would be reasonably likely to result in the failure of any of the Offer Conditions or conditions to the Merger to be satisfied. However, no notification given by any party pursuant to this paragraph will (1) limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in the Merger Agreement, (2) otherwise prejudice in any way the rights and remedies contained in the Merger Agreement, (3) be deemed to affect or modify such party’s reliance on the representations, warranties, covenants and agreements made by the other parties in the Merger Agreement or (4) be deemed to amend or supplement the confidential disclosures made with respect to the Merger Agreement or prevent or cure any misrepresentation, breach of warranty or breach of covenant by such party.

Approval of Compensation Actions. The Merger Agreement provides that, prior to consummation of the Offer, Higher One will take any action necessary to ensure that any compensation arrangements entered into after the date of the Merger Agreement (or not previously approved) have been approved as contemplated by Exchange Act Rule 14d-10 for the purpose of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such Rule.

Payoff of Existing Higher One Indebtedness. Pursuant to the Merger Agreement, Higher One is required to use reasonable best efforts to (i) obtain customary payoff letters reasonably acceptable to Parent from all financial institutions and other persons to which indebtedness for borrowed money of Higher One or any of its subsidiaries is owed, or the applicable agent, trustee or other representative on behalf of such persons, which payoff letters together with any related release documentation are required to include, among other things, the payoff amount and provide in substance reasonably acceptable to Parent, among other things, that liens and guarantees, if any, granted in connection therewith related to the assets, rights and properties of Higher One and its subsidiaries securing such indebtedness for borrowed money and any other obligations secured thereby shall, upon the payment of the amount set forth in the applicable payoff letter at or prior to the consummation of the Offer, be released and terminated, in each case specified by Parent to Higher One no later than two business days prior to the consummation of the Offer and (ii) deliver or cause to be delivered such payoff letters, together with the related release documentation, to Parent at the consummation of the Offer. At the consummation of the Offer, subject to Parent making available necessary funds to do so, Higher One is required to use reasonable best efforts to, and is required to cause its subsidiaries to, permanently (A) terminate the Credit Facilities (together with, to the extent terminable, any contracts arising thereunder to which Higher One or any of its subsidiaries is a party) requested by Parent to be so terminated and (B) cause to be released any guarantees and any liens on its assets relating to such terminated Credit Facilities.

Financing Cooperation. From the date of the Merger Agreement until the closing of the Merger, Higher One must, and must cause its subsidiaries and their respective directors, officers, employees, agents and advisors, to use, commercially reasonable efforts to cooperate with Parent as reasonably requested by Parent in connection with Parent’s arrangement of its debt financing. Such cooperation includes Higher One and its subsidiaries using commercially reasonable efforts to take the following actions: (i) making appropriate officers or members of the management team (with appropriate seniority and expertise) reasonably available for participation at reasonable times in a reasonable number of meetings, lender presentations, conference calls, drafting sessions, presentations, due diligence sessions and meetings with prospective lenders and ratings agencies, (ii) providing reasonable assistance in the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda and similar documents required and/or reasonably requested by Parent’s debt financing sources (including public versions thereof), (iii) providing assistance in the preparation and negotiation of any definitive financing documents (including any schedules and exhibits thereto) as may be reasonably requested by Parent and (iv) if Parent or Purchaser will be drawing down at the closing of the Merger on debt financing to which the Surviving Corporation will become party at or immediately following the closing of the Merger, at least three business days prior to the closing of the Merger, providing all documentation and other information about Higher One as is reasonably requested by Parent’s debt financing sources with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act at least five business days prior to the consummation of the Offer.

However, Higher One and its subsidiaries will not be required to (i) provide any assistance to the extent it would interfere unreasonably with the ongoing business or operations of Higher One or its subsidiaries, (ii) execute or deliver any certificate, document or agreement in connection with Parent’s debt financing or (iii) prepare any financial statements or any other financial information that Higher One does not prepare in the ordinary course of business or update any financial statements or other financial information other than at such times as Higher One would update such statements or information in the ordinary course of business consistent with past practice.

Parent is required to reimburse Higher One, if the closing of the Merger does not occur, for all reasonable and documented out-of-pocket costs incurred by Higher One or any of its subsidiaries in connection with the cooperation and obligations of Higher One and its Subsidiaries outlined in the foregoing paragraphs. Parent and Purchaser will, on a joint and several basis, indemnify and hold harmless Higher One, its affiliates and their respective representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of any debt financing arrangements contemplated by the foregoing paragraphs.

Stockholder Litigation. Each of Higher One and Parent is required to, as promptly as reasonably practicable (and in any event within two business days), notify the other party in writing of, and give the other party the opportunity to participate in the defense and settlement of, any Stockholder Litigation. Subject to certain exceptions, no compromise or full or partial settlement of any Stockholder Litigation may be agreed to by Higher One without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Parent, Purchaser and Higher One are required to cooperate in good faith to address any Stockholder Litigation.

Public Announcements. Pursuant to the Merger Agreement, Parent and Higher One are required to, to the extent reasonably practicable, consult with each other before issuing any press release or making any other public statement, or scheduling a press conference or conference call with investors or analysts, with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement. Each party also agreed not to issue any such press release or make any such other public statement without the consent of the other party, which consent may not be unreasonably withheld, conditioned or delayed, except as such release or announcement that Parent or Higher One determines, after consultation with outside legal counsel, is required by applicable law or any listing agreement with or rule of any national or foreign securities exchange or association upon which the securities of Higher One or Parent, as applicable, are listed, in which case the party required to make the release or announcement shall, to the extent reasonably practicable, consult with the other party about, and shall use its commercially reasonable efforts to allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider such comments in good faith. Notwithstanding these restrictions, Higher One is not required to consult with Parent before issuing any press release or making any other public statement with respect to a Change in Recommendation effected in accordance with or pursuant to no-solicitation provisions in the Merger Agreement.

Section 16 Matters. Pursuant to the Merger Agreement, prior to the Effective Time, Higher One is required to use reasonable best efforts to cause any dispositions of Higher One equity securities (including any derivative securities with respect to any equity securities of Higher One) by each individual who is a Higher One director or officer, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

FDIC Order and FRB Order. Pursuant to the Merger Agreement, prior to the Effective Time, Higher One is required to use reasonable best efforts to seek that the obligations of, and restrictions on, Higher One and its subsidiaries contained in the Consent Order, Order for Restitution and Order to Pay Civil Money Penalty issued to Higher One by the FDIC on December 23, 2015 (the “FDIC Order”) and the Order to Cease and Desist and Order of Assessment of Civil Money Penalty Issued Upon Consent Pursuant to the Federal Deposit Insurance Act, as amended, issued to Higher One by the Federal Reserve Board on December 23, 2015 (the “FRB Order”) (other than the restitution obligations therein) will not apply to Higher One and its subsidiaries, including by requesting written amendments or written waivers to the FDIC Order and the FRB Order. In addition, each of Higher One and Parent is required to provide the other party and its counsel advance notice of and, to the extent permitted by the FDIC or the Federal Reserve Board, as applicable, an opportunity to participate in any discussion, meeting or communication with the FDIC and the Federal Reserve Board with respect to the matters addressed in this paragraph. However, the transactions contemplated by the Merger Agreement are not be conditioned in any respect on (a) the ability of Higher One to obtain any amendments or waivers to the FDIC Order or the FRB Order or (b) the FDIC or the Federal Reserve Board taking any action with respect to the matters addressed in this paragraph.

Conditions to the Offer. Conditions to the Offer are described below under Section 13 — “Conditions to the Offer.”

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, Parent’s, Purchaser’s and Higher One’s obligations to effect the Merger are subject to the satisfaction or waiver, on or prior to the closing date of the Merger, of the following conditions: (a) Purchaser shall have accepted the Shares for payment pursuant to the Offer; and (b) no court of competent jurisdiction or any governmental authority having jurisdiction over any party hereto shall have issued any order, nor any applicable law or other legal restraint, injunction or prohibition shall be in effect that makes consummation of the Merger illegal or otherwise prohibited.

Termination. The Merger Agreement provides that it may be terminated, and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the consummation of the Offer (except (i) for termination pursuant to the terms described below in clause (ii) of paragraph (b), which may occur at any time prior to the Effective Time, and (ii) termination pursuant to paragraph (e), which may only occur prior to the commencement of the Offer):

(a)	by mutual written agreement of Higher One and Parent;

(b)	by either Higher One or Parent if;

(i) (A)	the Offer is not consummated in accordance with its terms and the Merger Agreement on or before October 29, 2016, (the “End Date”) or

(B)	the Offer is terminated or withdrawn pursuant to its terms and the Merger Agreement without any Shares being purchased.

However, the right to terminate the Merger Agreement pursuant to the provisions described in this paragraph (i) are not available to any party whose material breach of any of its obligations under the Merger Agreement was the primary cause of, or resulted in, the failure of the Offer to be consummated.

(ii)	any governmental authority of competent jurisdiction has issued a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the Merger, or any applicable law is in effect (and has become final and nonappealable) that makes consummation of the Merger illegal or otherwise prohibited. However, the right to terminate the Merger Agreement pursuant to this provision is not available to any party whose material breach of any of its obligations under the Merger Agreement was the primary cause of, or resulted in, such order.

(c)	by Parent, prior to the consummation of the Offer, if (i) a Change in Recommendation has occurred, (ii) Higher One has violated or breached in any material respect any provision of the no-solicitation provisions in the Merger Agreement described under “No Solicitation and Termination for a Superior Proposal” above or (iii) Higher One has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of the Representations Condition or the Covenants Condition and (B) is incapable of being cured or has not been cured by Higher One within 30 days after written notice has been given by Parent to Higher One of such breach or failure to perform. However, Parent may not terminate the Merger Agreement pursuant to the provisions described in this clause (iii) if, at the time such termination would otherwise take effect, Parent or Purchaser is in material breach of the Merger Agreement;

(d)	by Higher One, prior to the consummation of the Offer, if (i) the Higher One Board has made the determinations in response to a Superior Proposal specified in and in compliance in all material respects with the no-solicitation provisions in the Merger Agreement in order concurrently to enter into a definitive Alternative Acquisition Agreement that documents the terms and conditions of such Superior Proposal and concurrently with such termination pays to Parent by wire transfer in immediately available funds the Termination Fee (as defined below), (ii) Parent has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would have a material adverse effect on the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement and (B) is incapable of being cured or has not been cured by Parent within 30 days after written notice has been given by Higher One to Parent of such breach or failure to perform. However, Higher One may not terminate the Merger Agreement pursuant to this clause (ii) if, at the time such termination would otherwise take effect in accordance with the foregoing, Higher One is in material breach of the Merger Agreement; or

(e)	prior to the commencement of the Offer, if Purchaser fails to commence the Offer as provided in the Merger Agreement (however, Higher One may not terminate the Merger Agreement pursuant to this provision if the failure to commence the Offer resulted from the breach of the Merger Agreement by Higher One).

Fees and Expenses. Except as described below with respect to the Termination Fee and the reimbursement of Parent Expenses, all costs and expenses incurred in connection with the Merger Agreement are required to be paid by the party incurring the costs or expenses.

If the Merger Agreement is terminated by Higher One pursuant to clause (i) of paragraph (d) under “Termination” above, prior to or concurrently with and as a condition to the effectiveness of such termination, Higher One is required to pay Parent a fee in immediately available funds in the amount of $10,392,000 (the “Termination Fee”) concurrently with such termination and as a condition to the effectiveness of such termination.

If the Merger Agreement is terminated by Parent pursuant to paragraph (c) under “Termination” above (other than pursuant to clause (iii) thereof), then Higher One is required to promptly, but in no event later than three business days after termination of the Merger Agreement, pay Parent the Termination Fee.

If the Merger Agreement is terminated by (A) Parent or Higher One pursuant to clause (i) of paragraph (b) under “Termination” above or (B) by Parent pursuant to clause (iii) of paragraph (c) under “Termination” above and (1) at any time on or after the date of the Merger Agreement and prior to the Expiration Time immediately preceding such termination an Acquisition Proposal had been publicly announced or become publicly known (and not publicly withdrawn at least one business day prior to the Expiration Time immediately preceding such termination), (2) in the case of a termination pursuant to clause (i) of paragraph (b) under “Termination” above, at the Expiration Time immediately preceding such termination, the Minimum Tender Condition shall not have been satisfied and the HSR Condition and the No Order Condition (as defined below) shall have been satisfied and (3) (x) within 12 months after the date of such termination, Higher One enters into a definitive agreement to engage in an Acquisition Transaction and thereafter such Acquisition Transaction is consummated (whether or not such consummation occurs before or after such 12-month period) or (y) within 12 months after the date of such termination, any Acquisition Transaction is consummated, then Higher One is required to pay Parent the Termination Fee no later than the third business day after such consummation. However, for purposes of this paragraph, the reference to “15%” in the definition of “Acquisition Transaction” is deemed to be a reference to “50%.”

If the Merger Agreement is terminated pursuant to clause (iii) of paragraph (c) under “Termination” above and a Termination Fee is not otherwise payable in connection with such termination, then Higher One is required to promptly, but in no event later than three business days after delivery to Higher One of a notice of demand for payment, pay Parent an amount equal to the amount of all reasonable and documented, out-of-pocket expenses of Parent or Purchaser incurred in connection with the transactions contemplated by the Merger Agreement (not to exceed $3,247,500 in the aggregate) (the “Parent Expenses”). Such expenses will include all reasonable and documented out-of-pocket expenses (including all reasonable and documented out-of-pocket fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of Parent or Purchaser in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement. Any amount paid pursuant to the provisions described in this paragraph may be deducted from any amount that is subsequently paid under the provisions of the immediately preceding paragraph.

Subject to the specific performance provisions of the Merger Agreement, in the event that the Termination Fee and/or the Parent Expenses are paid by Higher One, Parent’s right to receive payment from Higher One of the Termination Fee and/or the Parent Expenses will constitute the sole and exclusive remedy of Parent, Purchaser and their affiliates and representatives against Higher One and its subsidiaries and any of their respective former, current or future representatives, general or limited partners, stockholders, members, managers, employees, affiliates or assignees (collectively, the “Company-Related Parties”) for all damages, costs, fees, expenses, liabilities, penalties or losses of any kind suffered as a result of or in connection with the Merger Agreement (including the negotiation, execution, performance or breach thereof) and the failure of the transactions contemplated by the Merger Agreement to be consummated, and upon payment of such amount, none of the Company-Related Parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement under any theory of law or equity, contract, tort or otherwise. However, payment of the Parent Expenses will not affect Parent’s right to receive the Termination Fee (except to the extent described in the last sentence of the immediately preceding paragraph) and nothing in the provisions described in this paragraph limits any right or remedy of Parent or Purchaser with respect to fraud or an intentional and material breach of the Merger Agreement by Higher One or relieves Higher One of any liability with respect to its fraud or intentional and material breach of the Merger Agreement.

Amendments and Waivers. Any provision of the Merger Agreement may be amended or waived at any time before or after approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by action taken by or on behalf of the respective boards of directors of the parties to the Merger Agreement if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. However, without the further approval of Higher One’s stockholders, no such amendment or waiver will be made or given that requires the approval of the stockholders of Higher One under the DGCL unless the required further approval is obtained. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition in the Merger Agreement may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver.

Confidentiality Agreement

Prior to entering into the Merger Agreement, Higher One and Providence Equity Partners L.L.C. entered into a Confidentiality Agreement, dated as of June 23, 2015 (as amended, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Providence Equity Partners L.L.C, on its own behalf and on behalf of its affiliates and certain of its representatives, agreed not to, among other things, disclose confidential information concerning Higher One and to use such information only for the purposes of evaluating, negotiating and implementing a possible transaction with Higher One (subject to certain exceptions). Under the Confidentiality Agreement, Providence Equity Partners L.L.C (on its own behalf and on behalf of its affiliates) also agreed, for a period of eighteen months commencing from the date of the Confidentiality Agreement, to certain “standstill” provisions for the protection of Higher One, which, among other things, restrict Providence Equity Partners L.L.C (both acting in its own capacity and in respect of its affiliates) from acquiring securities of Higher One or taking certain actions with respect to a business combination transaction involving Higher One without the specific approval of the Higher One Board (although these restrictions do not apply to the transaction contemplated by the Merger Agreement). Providence Equity Partners L.L.C is not prohibited from privately requesting any amendment or waiver of such “standstill” provisions. In addition, the Confidentiality Agreement contains a non-solicitation provision which prohibits Providence Equity Partners L.L.C (both acting in its own capacity and in respect of its affiliates), during the eighteen month period commencing on the date of the Confidentiality Agreement, from soliciting for employment any employee, officer, director or employee of Higher One or its subsidiaries with whom Providence Equity Partners L.L.C or its affiliates have contact or of whom Providence Equity Partners L.L.C or its affiliates become aware of in connection with a possible transaction (subject to certain exceptions described in the Confidentiality Agreement). Under the Merger Agreement, the Confidentiality Agreement expressly remains in full force and effect. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

Prior to entering into the Merger Agreement, Higher One and Blackboard Inc. entered into a letter agreement, dated as of June 3, 2016 (the “Exclusivity Agreement”), pursuant to which Higher One and Blackboard Inc. agreed, among other things, that from the date thereof through the earlier of (i) 11:59 p.m., New York City time, on June 17, 2016 and (ii) such date on which Blackboard Inc. determines in good faith that it does not wish or intend, or otherwise will not be able, to proceed with a transaction on material terms and conditions not less favorable than those included in Blackboard Inc.’s bid letter to Higher One (the “Exclusivity Period”), Higher One agreed not to, among other things, solicit any alternative transactions to the transaction being discussed by Higher One and Parent during the Exclusivity Period and, within twelve hours of the execution of the Exclusivity Agreement, to terminate any ongoing discussions with other parties. On June 20, 2016, Higher One and Blackboard Inc. agreed to extend the date referenced in clause (i) of the definition of Exclusivity Period to June 24, 2016. On June 24, 2016, Higher One and Blackboard Inc. agreed to further extend the date referenced in clause (i) of the definition of Exclusivity Period to June 27, 2016. On June 27, 2016, Higher One and Blackboard Inc. agreed to further extend the date referenced in clause (i) of the definition of Exclusivity Period to June 29, 2016. The foregoing summary is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, as amended, which is filed as Exhibit (d)(4) to the Schedule TO and incorporated herein by reference.

12.	Source and Amount of Funds

Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger and to provide funding for the payment in respect of outstanding stock options and restricted stock units is approximately $260 million, plus related fees and expenses. Parent and we anticipate funding such cash requirements from (i) proceeds from an equity investment contemplated pursuant to the Equity Commitment Letter, which provides for up to $303 million of equity financing, and (ii) proceeds from the Credit Facilities (as defined below) of up to $100 million (not all of which is expected to be drawn at the closing of the Credit Facilities), which is comprised of a $85 million term loan facility with a term of five years and a $15 million revolving facility with a term of five years.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because the Offer is being made for all issued and outstanding Shares solely for cash, the Offer is not subject to any financing condition, if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger and Parent has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the consummation of the Offer and the Effective Time, as the case may be.

Equity Commitment Letter

Parent has received the Equity Commitment Letter from the Equity Investors pursuant to which the Equity Investors have committed, subject to the conditions of the Equity Commitment Letter, equity financing (“Equity Financing”) in an aggregate amount equal to $303 million, for the purpose of funding (i) the payment for all Shares accepted pursuant to the Offer or acquired pursuant to the Merger, (ii) payment for the cancellation of certain Higher One equity securities (other than Shares) in accordance with Section 2.08 of the Merger Agreement, (iii) the amounts required to satisfy any obligations of Higher One and the subsidiaries of Higher One under the payoff letters and other termination agreements contemplated by Section 6.12(a) of the Merger Agreement, (iv) all amounts payable by Parent pursuant to Section 6.12(d) of the Merger Agreement to cover expenses in connection with financing cooperation provided by Higher One and the subsidiaries of Higher One, (v) all other amounts necessary for the satisfaction of all of Parent’s and Purchaser’s obligations under the Merger Agreement (including payment of their advisors and other transaction expenses) and (vi) all monetary damages payable by Parent and/or Purchaser arising out of the Merger Agreement and/or the transactions contemplated thereunder (together, the “Permitted Purposes”).

The conditions to each Equity Investor’s funding obligations under the Equity Commitment Letter include (a) the execution and delivery of the Merger Agreement by Parent, Purchaser and Higher One, (b) with respect to the funding of payment for the Shares accepted pursuant to the Offer, the occurrence of the Expiration Time and (c) with respect to the funding of the Merger Consideration, the satisfaction or waiver of all of the conditions to the Closing set forth in Section 7.01 of the Merger Agreement. Each Equity Investor’s funding obligations under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of (I) the Closing (as defined in the Merger Agreement), (II) the 30th day following the valid termination of the Merger Agreement in accordance with its terms, except as to any Claim (as defined in the Equity Commitment Letter) presented by Higher One to Parent or the Equity Investors prior to such 30th day, (III) the public or written assertion by Higher One or any of its affiliates of certain claims against any such Equity Investor or its affiliates and certain other related parties (other than in respect of any claim, or any other claim or cause of action relating to the enforcement of the Equity Investor’s obligations in the Equity Commitment Letter or a breach by the Equity Investors of the Equity Commitment Letter) and (IV) the funding by each Equity Investor of such Equity Investor’s maximum equity commitment. Higher One is a third party beneficiary of the Equity Commitment Letter and has the right to enforce its rights thereunder in accordance with its terms, but only if (a) certain conditions precedent under the Equity Commitment Letter have been met, (b) Higher One is awarded specific performance pursuant to the Merger Agreement or (c) Higher One has obtained a final and non-appealable judgment from a court of competent jurisdiction against Parent and/or Purchaser with respect to an obligation or liability within a Permitted Purpose. In addition, Higher One may directly enforce the Equity Investors’ commitment to (i) comply with Sections 6.11(b), 6.11(c) and 6.11(d) of the Merger Agreement (including with respect to filings under the HSR Act and, to the extent required to permit the conditions of the Offer to be satisfied prior to the initial Expiration Time, to take, or cause their affiliates to take, such divestitures and undertake such remedies as may be necessary to permit the closing of the Offer to occur and (ii) subject to applicable law, to use reasonable best efforts to cause Blackboard Super Holdco, Inc. to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things reasonably necessary under applicable law to effect the transactions contemplated by the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the complete text of the Equity Commitment Letter, which is filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference.

Debt Financing

Parent has received a Commitment Letter, dated as of June 29, 2016, from prospective arrangers and lenders (the “Lender Parties”) to provide, subject to the conditions set forth therein, to Purchaser (which includes for purposes of this Section 12 Higher One, the surviving corporation of the Merger), up to $100 million of Senior Secured Credit Facilities (not all of which is expected to be drawn at the closing of such facilities) (the “Credit Facilities”) for the purpose of financing the Offer and the Merger, refinancing certain of Higher One’s existing indebtedness, paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of the Purchaser and its subsidiaries.

The commitment of the Lender Parties with respect to the Credit Facilities expires upon the earliest to occur of (i) October 31, 2016, (ii) the termination or expiration of the Merger Agreement prior to the closing of the Merger or (iii) the closing of the Merger without the use of the Credit Facilities. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Purchaser has agreed to use its commercially reasonable efforts to cooperate with the syndication of the debt financing on the terms and conditions described in the Debt Commitment Letter. Higher One has agreed to use its commercially reasonable efforts to cooperate with the Purchasers’ efforts to obtain its debt financing in the Merger Agreement.

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, other than the Equity Commitment Letter, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

Conditions Precedent to the Debt Commitments

The availability of the Credit Facilities is subject to, among other things:

•	consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments, modifications or waivers by Purchaser that are materially adverse to the interests of the lenders under such facilities, other than with the consent of the Lender Parties);

•	the equity contribution being made and representing at least 35% of the total pro forma capitalization of Parent;

•	payment of required fees and expenses; and

•	negotiation, execution and delivery of definitive documentation, delivery of customary opinions, documents and certificates, and, subject to certain exceptions and qualifications, granting and perfecting security interests in certain collateral.

Credit Facilities

The Credit Facilities will be comprised of a $85 million term loan facility with a term of five years and a $15 million revolving loan facility with a term of five years. The revolving loan facility will include sublimits for the issuance of letters of credit and swingline loans.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Webster Bank, N.A. and Citizens Bank, N.A. will act as joint lead arrangers for the Credit Facilities. Bank of America, N.A., acting through one or more of its branches and affiliates, will act as administrative agent and collateral agent for the Credit Facilities.

Interest Rate. Loans under the Credit Facilities are expected to bear interest, at the Purchaser’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case plus a spread. After the first six months after the closing of the Merger, interest rates under the Credit Facilities will be subject to change based on a consolidated leverage ratio as agreed upon between Purchaser and the Lender Parties.

Prepayments and Amortization. Purchaser will be permitted to make voluntary prepayments with respect to the Credit Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The term loans under the Credit Facilities are subject to quarterly amortization of principal, with 2.5% of the initial aggregate term loan facility to be payable in the first year commencing with the last business day of the first full fiscal quarter of the Purchaser following the closing of the Merger, with 5% in each of the second and third years, 7.5% of the initial aggregate term loan facility to be payable in the fourth year and 10.0% of the initial aggregate term loan facility to be payable in the final year.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Winchester Holdings and each of the existing and future direct and indirect, wholly-owned domestic subsidiaries of Purchaser (subject to customary exceptions).

Security. The obligations of Purchaser and the guarantors under the Credit Facilities and under any swap agreements and cash management arrangements entered into with a Lender Party or any of its affiliates (at the time such arrangements are entered into), will be secured, subject to permitted liens and other agreed upon exceptions, on a first priority basis by a perfected security interest in all the capital stock of Purchaser and its subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of such subsidiaries) and substantially all material, owned assets of Purchaser and each subsidiary guarantor. If certain security is not provided at the closing of the Merger despite the use of commercially reasonable efforts to so provide, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date, but instead will be required to be delivered following the closing date, pursuant to arrangements to be agreed upon.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of default, including a change of control event of default to be defined.

The foregoing summary is qualified in its entirety by reference to the complete text of the debt financing commitment letter, which is filed as Exhibit (b) to the Schedule TO and incorporated herein by reference.

13.	Conditions to the Offer

Notwithstanding any other term of the Offer but subject to the terms set forth in the Merger Agreement, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, only after complying with any obligation to extend the Offer pursuant to the Merger Agreement, may terminate the Offer, if any of the following conditions (the “Offer Conditions”) shall not have been satisfied:

•	at the Expiration Time, there shall have been validly tendered and not properly withdrawn that number of Shares that, together with the number of Shares then-owned by us or Parent or any of our or its respective subsidiaries, represents a majority of Shares then-outstanding, but excluding from the denominator Shares owned by Higher One or any subsidiary of Higher One and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to or on behalf of us (the “Minimum Tender Condition”);

•	at the Expiration Time, any applicable waiting period under the HSR Act shall have expired or been terminated (the “HSR Condition”);

•	at the Expiration Time:

•	no order issued by a governmental authority, or any applicable law is in effect that would (1) make the Offer or the Merger illegal or (2) otherwise prevent the consummation of the Offer or the Merger (the “No Order Condition”);

•	no Company Material Adverse Effect has occurred following the date of the Merger Agreement (the “No Company Material Adverse Effect Condition”);

•	(1) the representations and warranties of Higher One relating to certain capitalization matters or brokers’ fees are true and correct in all respects, except to the extent that any inaccuracies are de minimis, (2) the representation and warranty of Higher One relating to the absence of a Company Material Adverse Effect is true and correct in all respects and (3) each other representation and warranty of Higher One in the Merger Agreement is true and correct in all respects (after disregarding any qualifications that reference material, materiality or Company Material Adverse Effect) except to the extent that any inaccuracies in such representations or warranties would not constitute a Company Material Adverse Effect, in the case of clauses (1), (2) and (3), as if such representations and warranties were made on and as of the Expiration Time (or, in the case of such representations and warranties made only as of a specified time or date, on and as of such specified time or date) (the “Representations Condition”);

•	Higher One has not failed to perform in any material respect any obligation or comply in any material respect with any of its agreements and covenants under the Merger Agreement prior to such time (the “Covenants Condition”); and

•	Higher One has delivered to Parent a certificate signed by a Higher One senior executive officer dated as of the date of the Expiration Time certifying that the No Company Material Adverse Effect Condition, the Representations Condition and the Covenants Condition have been satisfied.

•	the Merger Agreement has not been terminated in accordance with its terms (the “No Termination Condition”).

The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures shall be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are delivered to or on behalf of us.

If an event occurs that will result in a failure of a condition to the Offer to be satisfied as of the scheduled expiration of the Offer, Purchaser will disclose whether or not it is waiving that condition promptly after learning of such event unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer or Purchaser is unable to determine whether the event will result in a failure of the condition to be satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Higher One is not permitted to, and is required not to permit any of its subsidiaries to, without Parent’s prior consent (not to be unreasonably withheld, conditioned or delayed), declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) the capital stock or other securities of Higher One or any of its subsidiaries. See Section 11 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements — The Merger Agreement — Conduct of Business.”

15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on our review of Higher One’s publicly available SEC filings and other information regarding Higher One, we are not aware of any governmental licenses or other regulatory permits that appear to be material to the business of Higher One and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “Section 203 of the DGCL,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Higher One’s or our business or that certain parts of Higher One’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions to the Offer.”

Antitrust Compliance. Under the HSR Act, as amended, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the Merger may not be consummated until, among other things, notification has been given and certain information and documentary material has been provided to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), and all applicable waiting periods have expired or been terminated. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares in the Offer may not be consummated until the expiration of a 15-calendar-day waiting period following the filing of Parent’s Premerger Notification and Report Form concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and Higher One filed on July 7, 2016 such Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act, the required waiting period will expire at 11:59 p.m. New York City time on July 22, 2016, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Complying with a Second Request can take significant time. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one Second Request is authorized by the HSR Act rules. After Parent’s substantial compliance with a Second Request, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. Although Higher One is also required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer (and the Merger), neither Higher One’s failure to make its filing nor to comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger). See Section 13 — “Conditions to the Offer.”

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that either agency considers necessary or desirable in the public interest, including, without limitation, seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger, (3) the divestiture of substantial assets of Parent, Higher One or any of their respective subsidiaries or affiliates or (4) regulatory concessions or conditions. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13 — “Conditions to the Offer.”

Providence Equity, Blackboard Inc. and Higher One also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Providence Equity, Blackboard Inc. and Higher One are engaged, Higher One, Purchaser and Parent believe that no mandatory antitrust premerger notification filing is required outside the United States. See Section 13 — “Conditions to the Offer.”

Based upon an examination of publicly available and other information relating to the businesses in which Higher One is engaged, Higher One, Purchaser and Parent believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Higher One, Purchaser and Parent cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13 — “Conditions to the Offer.”

Section 203 of the DGCL. Higher One is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Higher One, as such term is defined in Section 203 of the DGCL. The Higher One Board has taken all action required to be taken in order to exempt the Merger Agreement and the transactions contemplated thereby from the restrictions on business combination of Section 203 of the DGCL.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Higher One, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, Higher One does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and Higher One has not attempted to comply with any such laws. In the event it is asserted that any such laws apply to the Offer or the Merger, then Higher One and the Higher One Board (together with Parent, Purchaser and their respective boards of directors) may be required to take additional actions to consummate the Offer and/or the Merger, or otherwise act to render such laws inapplicable to the Offer and/or the Merger. See Section 13 — “Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is effected, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As is described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Higher One a written demand for appraisal of Shares held, which demand must reasonably inform Higher One of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to properly exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is effected. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required. If the Offer is consummated, Higher One does not anticipate seeking the adoption of the Merger Agreement by, or any other approval of, Higher One’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a stockholder vote to adopt the Merger Agreement or effect the Merger, in accordance with Section 251(h) of the DGCL.

16.	Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Higher One has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Higher One” — “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Parent, Purchaser, Higher One, the Information Agent or the Depositary or any of their respective affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Higher One or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Higher One’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Winchester Acquisition Corp.

July 7, 2016

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF WINCHESTER ACQUISITION HOLDINGS CORP., WINCHESTER ACQUISITION CORP., BLACKBOARD SUPER HOLDCO, INC. AND PROVIDENCE MANAGING MEMBER L.L.C.

WINCHESTER ACQUISITION HOLDINGS CORP.

AND

WINCHESTER ACQUISITION CORP.

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Winchester Acquisition Holdings Corp. and Winchester Acquisition Corp. Each of Winchester Acquisition Holdings Corp. and Winchester Acquisition Corp. is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Winchester Acquisition Corp. is a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., which is an affiliate of Blackboard Inc. Each of Winchester Acquisition Corp., Winchester Acquisition Holdings Corp. and Blackboard Inc. is owned by Blackboard Super Holdco, Inc. and is ultimately controlled by equity funds managed by Providence Managing Member L.L.C. The business address of Winchester Acquisition Holdings Corp. and Winchester Acquisition Corp. is 1111 19th Street N.W., Washington, DC 20036 and the telephone number at such address is (202) 463-4860.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
William Ballhaus	United States

Winchester Acquisition Holdings Corp., Director and President

Winchester Acquisition Corp., Director and President

Blackboard Super Holdco, Inc., Chairman, Chief Executive Officer, and President, 2016 to present

Blackboard Holdings, Inc., Chairman, Chief Executive Officer, and President, 2016 to present

Blackboard Inc., Chairman, Chief Executive Officer, and President, 2016 to present

SRA International, Chief Executive Officer and President, 2011 to 2016

Stuart Kupinsky	United States

Winchester Acquisition Holdings Corp., Director and Secretary

Winchester Acquisition Corp., Director and Secretary

Blackboard Super Holdco, Inc., Senior Vice President, General Counsel and Corporate Secretary, 2015 to present

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Blackboard Holdings, Inc., Senior Vice President, General Counsel and Corporate Secretary, 2015 to present

Blackboard Inc., Senior Vice President, General Counsel and Corporate Secretary, 2015 to present

FirstNet, Chief Counsel, 2013-2015

Tekelec Global, Inc., General Counsel, Senior Vice President and Corporate Secretary, 2007-2013

Lisa Mayr	United States

Winchester Acquisition Holdings Corp., Director and Secretary

Winchester Acquisition Corp., Director and Secretary

Blackboard Super Holdco, Inc., Chief Financial Officer (Interim), 2016 to present

Blackboard Holdings, Inc., Chief Financial Officer (Interim), 2016 to present

Blackboard Inc., Chief Financial Officer (Interim), 2016 to present

Blackboard Inc., Vice President of Finance and Treasurer, 2013 to 2016

LivingSocial, Treasurer, 2011 to 2013

GeoEye, VP, Finance, 2010 to 2011

BLACKBOARD SUPER HOLDCO, INC.

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Blackboard Super Holdco, Inc. Blackboard Super Holdco, Inc. is a Delaware corporation is controlled by equity funds managed by Providence Managing Member L.L.C. The business address of Blackboard Super Holdco, Inc. is 1111 19th Street N.W., Washington, DC 20036 and the telephone number at such address is (202) 463-4860.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
William Ballhaus	United States

Winchester Acquisition Holdings Corp., Director and President

Winchester Acquisition Corp., Director and President

Blackboard Super Holdco, Inc., Chairman, Chief Executive Officer, and President, 2016 to present

Blackboard Holdings, Inc., Chairman, Chief Executive Officer, and President, 2016 to present

Blackboard Inc., Chairman, Chief Executive Officer, and President, 2016 to present

SRA International, Chief Executive Officer and President, 2011 to 2016

Charles Gottdiener	United States

Blackboard Super Holdco, Inc., Director, 2016 to present

Blackboard Holdings, Inc., Director, 2016 to present

Blackboard Inc., Director, 2016 to present

Chief Operating Officer, Managing Director & Head of Portfolio Operations, Providence Managing Member L.L.C. (for a period in excess of the past five years)

Brian Napack	United States

Blackboard Super Holdco, Inc., Director, 2012 to present

Blackboard Holdings, Inc., Director, 2012 to present

Blackboard Inc., Director, 2012 to present

Senior Advisor, Providence Managing Member L.L.C., 2012 to present

President, Macmillan, 2006 to 2012

David Phillips	United States	Blackboard Super Holdco, Inc., Director, 2011 to present Blackboard Holdings, Inc., Director, 2011 to present

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Blackboard Inc., Director, 2011 to present Managing Director, Providence Managing Member L.L.C. (for a period in excess of the past five years)

Peter Wilde	United States

Blackboard Super Holdco, Inc., Director, 2011 to present

Blackboard Holdings, Inc., Director, 2011 to present

Blackboard Inc., Director, 2011 to present

Managing Director, Providence Managing Member L.L.C. (for a period in excess of the past five years)

Stuart Kupinsky	United States

Winchester Acquisition Holdings Corp., Director and Secretary

Winchester Acquisition Corp., Director and Secretary

Blackboard Super Holdco, Inc., Senior Vice President, General Counsel and Corporate Secretary, 2015 to present

Blackboard Holdings, Inc., Senior Vice President, General Counsel and Corporate Secretary, 2015 to present

Blackboard Inc., Senior Vice President, General Counsel and Corporate Secretary, 2015 to present

FirstNet, Chief Counsel, 2013-2015

Tekelec Global, Inc., General Counsel, Senior Vice President and Corporate Secretary, 2007-2013

Lisa Mayr	United States

Winchester Acquisition Holdings Corp., Director and Secretary

Winchester Acquisition Corp., Director and Secretary

Blackboard Super Holdco, Inc., Chief Financial Officer (Interim), 2016 to present

Blackboard Holdings, Inc., Chief Financial Officer (Interim), 2016 to present

Blackboard Inc., Chief Financial Officer (Interim), 2016 to present

Blackboard Inc., Vice President of Finance and Treasurer, 2013 to 2016

LivingSocial, Treasurer, 2011 to 2013

GeoEye, VP, Finance, 2010 to 2011

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Timothy Atkin	United States

Blackboard Super Holdco, Inc., Chief Administrative Officer, 2016 to present

Blackboard Holdings, Inc., Chief Administrative Officer, 2016 to present

Blackboard Inc., Chief Administrative Officer, 2016 to present

SRA, Executive Vice President: Chief Administrative Officer & Chief of Staff, 2012-2015

SRA, Executive Vice President: Chief Operating Officer, 2008-2012

PROVIDENCE EQUITY

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Providence Equity. For all occupation or employment at Providence Equity, the business address is 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903. Purchaser’s telephone number at such address is (401) 751-1700.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Jonathan M. Nelson	United States	Chief Executive Officer, Providence Managing Member L.L.C. (for a period in excess of the past five years)

Glenn M. Creamer	United States	Senior Managing Director, Providence Managing Member L.L.C. (for a period in excess of the past five years)

Paul J. Salem	United States	Senior Managing Director, Providence Managing Member L.L.C. (for a period in excess of the past five years)

Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Higher One or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

For Registered & Overnight Mail (until 5:00 P.M. New York City time on Wednesday, August 3, 2016):	For First Class Mail:

Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021	Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, New York 10005

Banks and Brokers Call: (212) 269-5550

And Others Call Toll Free: (800) 884-5101

Email: higherone@dfking.com